Exhibit 99.26

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR

DATED AS OF MAY 19, 2021

for the

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

of

AUSTPRO ENERGY CORPORATION

to be held on

JUNE 23, 2021

Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed upon the merits of the Reverse Takeover described in this information circular.

AUSTPRO ENERGY CORPORATION

1600-609 Granville Street
Vancouver, British Columbia, V7Y 1C3

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the “Meeting”) of shareholders (“Austpro Shareholders”) of Austpro Energy Corporation (“Austpro” or the “Company”) will be held at the offices of Austpro located at 1600-609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1C3, on Wednesday, June 23, 2021 at 10:00 a.m. (Vancouver time), for the following purposes:

1.	to receive and consider the audited financial statements of the Company together with the auditor’s report thereon for the financial year ended June 30, 2020;

2.	to appoint the independent auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor (the “Auditor Resolution”);

3.	to elect the directors of Company (the “Director Appointment Resolution”), as follows:

a.	to elect three (3) directors of the Company, being Mr. Scott Ackerman, Mr. Douglas McFaul, and Mr. Brent Ackerman, to take office immediately after the Meeting (the “Original Board”), and

b.	conditional upon, and concurrently with, the closing of the reverse takeover of the Company by DeFi Ventures Inc. (“DeFi”) pursuant to a triangular amalgamation involving the Company, a wholly-owned subsidiary of the Company and DeFi (the “RTO Transaction”), to increase the size of the Company’s board of directors to four (4) directors, and to elect four (4) directors of the Company, being Ben Samaroo, Dean Sutton, Mark Binns and Sean Clark, to replace the Original Board of directors as of the closing of the RTO Transaction, all as more particularly described in the management information circular accompanying this Notice of Meeting (the “Information Circular”);

4.	to consider and, if thought fit, pass, with or without variation, an ordinary resolution (the “Equity Incentive Plan Resolution”) re-approving the Company’s existing stock option plan of the Company and approving a new equity incentive plan, to become effective upon the closing of the RTO Transaction, all as more particularly described in the accompanying Information Circular;

5.	to transact such further or other business as may properly come before the Meeting and any adjournments thereof.

In light of ongoing concerns regarding the spread of COVID-19, Austpro Shareholders are encouraged to vote on the matters before the Meeting by proxy. Austpro Shareholders are encouraged not to attend the Meeting in person, particularly if they are experiencing any of the described COVID-19 symptoms. As always, the Company encourages Austpro Shareholders to vote their shares prior to the Meeting by following the voting instructions in the accompanying Information Circular.

The Company may take additional precautionary measures in relation to the Meeting in response to further developments with the COVID-19 outbreak. In the event it is not possible or advisable to hold the Meeting in person, the Company will announce alternative arrangements for the Meeting as promptly as practicable, which may include holding the Meeting entirely by electronic means, telephone or other communication facilities.

- iii -

If you are a registered shareholder or appointed proxyholder and are planning to attend the Meeting, please notify the Company in advance of the Meeting at either the email address or phone number provided below:

Email: sackerman@emprisecapital.com

Telephone: (778) 331-8508

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting. The full texts of the Auditor Resolution (being Item 2), the Director Appointment Resolution (being Item 3) and the Equity Incentive Plan Resolution (being Item 4), referred to above are attached as Appendix “A” – “Resolutions to be Approved at the Meeting“ to the Information Circular.

The Board of Directors of Austpro unanimously recommends that Austpro Shareholders vote “FOR” the Auditor Resolution, the Director Appointment Resolution and the Equity Incentive Plan Resolution.

The record date for the determination of Austpro Shareholders entitled to receive notice of and to vote at the meeting is the close of business on May 19, 2021 (the “Record Date”). Only Austpro Shareholders whose names have been entered in the register of Austpro Shareholders as of the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

Each common share in the capital of Austpro (“Austpro Share”) entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting.

An Austpro Shareholder may attend the Meeting in person or may be represented by proxy. Austpro Shareholders who are unable to be present at the Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the accompanying form of proxy (the “Proxy”) for use at the Meeting or any adjournment thereof. To be effective, the Proxy must be received by our transfer agent, Computershare Investor Services Inc. (Attention: Proxy Department, by mail: 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1), by no later than 8:30 a.m. (Vancouver Time) on June 21, 2021 or no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting may be adjourned. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. Austpro Shareholders may use the internet (www.investorvote.com) or the telephone (1-866-732- VOTE (8683)) to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on behalf of the Austpro Shareholder, at the Meeting. For information regarding voting or appointing a proxy, see the form of Proxy for Austpro Shareholders and/or the section entitled “Proxy Related Information” in the accompanying Information Circular.

If an Austpro Shareholder received more than one Proxy because such holder owns Austpro Shares registered in different names or addresses, each Proxy should be completed and returned.

If you are a non-registered holder of Austpro Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the Proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

The Proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, management of Austpro knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Meeting. Austpro Shareholders who are planning on returning the accompanying Proxy are encouraged to review the Information Circular carefully before submitting the Proxy.

An Information Circular, a Proxy or voting instruction form and a financial statement request form accompany this Notice of Meeting.

Dated at the City of Vancouver, in the Province of British Columbia, this 19th day of May, 2021.

- iv -

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Scott Ackerman”

Scott Ackerman

Director, President Chief Executive Officer, Chief Financial Officer and Secretary

Whether or not you expect to attend the Meeting in person, please complete, date, sign and return the accompanying Proxy at your earliest convenience. The accompanying Information Circular provides further information respecting proxies and the matters to be considered at the Meeting and is deemed to form part of this Notice of Meeting.

GENERAL INFORMATION	1

PROXY RELATED INFORMATION	1

Solicitation of Proxies	1
Appointment and Revocation of Proxy	1
Voting of Shares and Exercise of Discretion of Proxies	3
Interest of Certain Persons in Matters to be Acted Upon	3
Voting Securities and Principal Holders	3
Corporate Governance	4
Audit Committee and Relationship with Auditors	4
Other Matters	4
Additional Information	4

EXECUTIVE COMPENSATION	4

Statement of Executive Compensation	4
Director and NEO Compensation, Excluding Compensation Securities	4
Stock Options and other Compensation Securities	5
Exercise of Compensation Securities by Directors and NEOs	5
Stock Option Plans and Other Incentive Plans	5
Employment, Consulting and Management Agreements	6
Oversight and Description of Director and NEO Compensation	6
Pension Plan Benefits	7

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN	7

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	7

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	8

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING	8

Overview of DeFi Transaction	8
Financial Statements	9
Appointment and Remuneration of Auditor	9
Shareholders will be asked to approve the re-appointment of Davidson as the auditor of the Company to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the Board	9
In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR appointing Davidson as the Company’s independent auditor for the ensuing year, and FOR authorizing the Board to fix the auditor’s pay	9
Fixing the Number of Directors and Election of Directors	9

GLOSSARY	23

Appendix “A” Resolutions to be Approved at the Meeting	A-1

Appendix “B” Corporate Governance Disclosure of Austpro	B-1

Appendix “C” Audit Committee Disclosure for Austpro	C-1

Appendix “D”	D-1

GENERAL INFORMATION

All capitalized terms used in this Information Circular (including the Appendices, unless otherwise stated) but not otherwise defined herein have the meanings set forth under “Glossary”. Information contained in this Information Circular is given as of May 19, 2021 unless otherwise specifically stated.

PROXY RELATED INFORMATION

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation of proxies by the management of Austpro for use at the annual general and special meeting of the shareholders of the Company to be held on June 23, 2021 at the time and place and for the purposes set out in the accompanying Notice of Meeting and at any adjournment thereof. The solicitation will be made by mail and may also be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company. The Company will bear the cost of this solicitation. The Company will not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.

Appointment and Revocation of Proxy

Registered Austpro Shareholders

Registered Austpro Shareholders may vote their Austpro Shares by attending the Meeting in person or by completing the enclosed Proxy. Registered Austpro Shareholders should deliver their completed Proxies to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 (by mail, telephone or internet according to the instructions on the Proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the Austpro Shareholder will not be entitled to vote at the Meeting by proxy.

The persons named in the Proxy are directors and officers of the Company or appointees of the Company and are proxyholders nominated by management. An Austpro Shareholder has the right to appoint a person other than the nominees of management named in the enclosed Proxy to represent the Austpro Shareholder at the Meeting. To exercise this right, an Austpro Shareholder must insert the name of its nominee in the blank space provided. A person appointed as a proxyholder need not be a shareholder of the Company.

A Registered Austpro Shareholder may revoke a Proxy by:

(a)	signing a Proxy with a later date and delivering it at the place and within the time noted above;

(b)	signing and dating a written notice of revocation (in the same manner as the Proxy is required to be executed, as set out in the notes to the Proxy) and delivering it to the registered office of the Company, located at 2200- 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(c)	attending the Meeting or any adjournment thereof and registering with the scrutineer as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked; or

(d)	in any other manner provided by law.

Beneficial Austpro Shareholders

The information set forth in this section is of significant importance to many Austpro Shareholders, as many Austpro Shareholders do not hold their Austpro Shares in their own name. Austpro Shareholders holding their Austpro Shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self- administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons or otherwise not in their own name should note that only proxies deposited by Austpro Shareholders appearing on the records maintained by Austpro’s transfer agent as Registered Austpro Shareholders will be recognized and allowed to vote at the Meeting. If an Austpro Shareholder’s shares are listed in an account statement provided to the Austpro Shareholder by a broker, in all likelihood those shares are not registered in the Austpro Shareholder’s name and that shareholder is a Beneficial Austpro Shareholder. Such shares are most likely registered in the name of the Austpro Shareholder’s broker or an agent of that broker. In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. Austpro Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Austpro Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Austpro Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require Intermediaries to seek voting instructions from Beneficial Austpro Shareholders in advance of shareholder meetings. Beneficial Austpro Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to Austpro (such Beneficial Austpro Shareholders are designated as non-objecting beneficial owners, or ‘NOBOs’) or objecting to their Intermediary disclosing ownership information about themselves to Austpro (such Beneficial Austpro Shareholders are designated as objecting beneficial owners, or ‘OBOs’).

In accordance with the requirements of NI 54-101, Austpro has elected to send the Notice of Meeting, this Information Circular and a VIF request (instead of a Proxy) directly to the NOBOs and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs.

Meeting Materials sent to Beneficial Austpro Shareholders are accompanied by a VIF, instead of a Proxy. By returning the VIF in accordance with the instructions noted on it, a Beneficial Austpro Shareholder is able to instruct the Intermediary (or other Registered Austpro Shareholder) how to vote the Beneficial Austpro Shareholder’s shares on the Beneficial Austpro Shareholder’s behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Austpro Shareholders to Broadridge in Canada. Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Austpro Shareholders and asks Beneficial Austpro Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial Austpro Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Austpro Shareholders to direct the voting of the shares which they beneficially own. A Beneficial Austpro Shareholder receiving a VIF cannot use that form to vote Austpro Shares directly at the Meeting – Beneficial Austpro Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial Austpro Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Austpro Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Austpro Shareholder or their nominee the right to attend and vote at the Meeting.

Only Registered Austpro Shareholders have the right to revoke a Proxy. A Beneficial Austpro Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

The Meeting Materials are being sent to both registered and non-registered owners of Austpro Shares. If you are a Beneficial Austpro Shareholder and Austpro or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of Austpro’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send the Meeting Materials to you directly, Austpro (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF.

Austpro is not relying on the notice and access delivery procedures outlined in NI 54-101 to distribute copies of proxy- related materials in connection with the Meeting.

Voting of Shares and Exercise of Discretion of Proxies

If an Austpro Shareholder specifies a choice with respect to any matter to be acted upon, the Austpro Shares represented by proxy will be voted or withheld from voting by the proxyholder in accordance with those instructions on any ballot that may be called for. In the enclosed Proxy, in the absence of any instructions in the Proxy, it is intended that such Austpro Shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the Meeting as stated under the headings in the Notice of Meeting accompanying this Information Circular. If any amendments or variations to such matters, or any other matters, are properly brought before the Meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The enclosed Proxy, in the absence of any instructions in the Proxy, also confers discretionary authority on any proxyholder other than the nominees of management named in the Proxy with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting. To enable a proxyholder to exercise its discretionary authority, an Austpro Shareholder must strike out the names of the nominees of management in the enclosed Proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon. This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with their best judgment.

At the time of printing this Information Circular, management of Austpro is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Austpro is not aware of any material interest, direct or indirect, by way of Beneficial Ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)	each person who has been a director or executive officer of Austpro at any time since the beginning of the Austpro’s last financial year;

(b)	each proposed nominee for election as a director of Austpro; and

(c)	each associate or affiliate of any of the foregoing.

Voting Securities and Principal Holders

Austpro Shareholders of record at the close of business on May 19, 2021 (being the Record Date) who either personally attends the Meeting or who has completed and delivered a Proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have their Austpro Shares voted at the Meeting, or any adjournment thereof.

The Company’s authorized capital consists of an unlimited number of Austpro Shares without par value. As at the Record Date, 14,837,580 Austpro Shares were issued and outstanding, each share carrying the right to one vote.

To the knowledge of the directors and senior officers of the Company, as of the date of this Information Circular, no other person owns, directs, or controls, directly or indirectly, 10% or more of the issued and outstanding Austpro Shares other than as disclosed below:

Name of Shareholder	Number of Common Shares	Percentage of Issued and Outstanding(2)
The Emprise Special Opportunities Fund (2017) Limited Partnership	9,100,000(1)	61.3%

Notes:

(1)	The information as to Austpro Shares beneficially owned, controlled or directed, not being within the knowledge of the Company, has been obtained by the Company from Computershare and/or furnished by the Austpro Shareholder listed above.
(2)	On a non-diluted basis.

Corporate Governance

See Appendix “B” – “Corporate Governance Disclosure of Austpro”.

Audit Committee and Relationship with Auditors

See Appendix “C”– “Audit Committee Disclosure for Austpro”.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment.

Additional Information

Additional information is available on SEDAR (www.sedar.com) under Austpro’s issuer profile, including financial information provided in Austpro’s financial statements and management discussion and analysis. The audited financial statements for the year ending June 30, 2020 together with the auditor’s report thereon will be presented at the Meeting. Copies of Austpro’s financial statements and management discussion and analysis can be requested from the Company at 1600 - 609 Granville Street Vancouver, British Columbia, Canada, V7Y 1C3.

EXECUTIVE COMPENSATION

Statement of Executive Compensation

The following information regarding executive compensation is presented in accordance with National Instrument Form 51-102F6V – Statement of Executive Compensation – Venture Issuers, and sets forth compensation for each of the NEOs and directors of the Company, during the two most recently completed financial years.

Director and NEO Compensation, Excluding Compensation Securities

The following table sets out all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company to each NEO, in any capacity, and each director, during the two most recently completed financial years.

Table of Compensation Excluding Compensation Securities
Name and position	Year (1)	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Scott Ackerman(2) Director, President, CEO, CFO and Secretary	2020 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Brent Ackerman(3) Director	2020 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Doug McFaul(4) Director	2020 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(1)	Financial year ended June 30.
(2)	Scott Ackerman was appointed as a director, President, CEO, CFO and Corporate Secretary of the Company on September 26, 2018.
(3)	Brent Ackerman was appointed as a director of the Company on September 26, 2018.
(4)	Doug McFaul was appointed as a director of the Company on September 26, 2018.

Stock Options and other Compensation Securities

The Company did not grant any stock options or compensation securities to any NEO or director of the Company during the financial year ended June 30, 2020.

Exercise of Compensation Securities by Directors and NEOs

No NEO or director of the Company exercised compensation securities in the most recently completed financial year.

Stock Option Plans and Other Incentive Plans

The Company has adopted a stock option plan (the “Austpro Option Plan”) pursuant to which the board may grant options (the “Austpro Options”) to purchase common shares of the Company to NEOs, directors and employees of the Company or affiliated corporations and to consultants retained by the Company.

The purpose of the Austpro Option Plan is to attract, retain, and motivate NEOs, directors, employees and other service providers by providing them with the opportunity, through options, to acquire an interest in the Company and benefit from the Company’s growth. Under the Austpro Option Plan, the maximum number of Austpro Shares reserved for issuance, including under Austpro Options currently outstanding, is equal to ten (10%) percent of the Austpro Shares outstanding from time to time (the “10% Maximum”). The 10% Maximum is an “evergreen” provision, meaning that, following the exercise, termination, cancellation or expiration of any Austpro Options, a number of Austpro Shares equivalent to the number of options so exercised, terminated, cancelled or expired would automatically become reserved and available for issuance in respect of future Austpro Option grants.

The number of Austpro Shares which may be the subject of Austpro Options on a yearly basis to any one person cannot exceed five (5%) percent of the number of issued and outstanding Austpro Shares at the time of the grant. Austpro Options may be granted to any employee, officer, director, consultant, affiliate or subsidiary of the Company exercisable at a price which is not less than the market price of common shares of the Company on the date of the grant. The directors of the Company may, by resolution, determine the time period during which any option may be exercised, provided that the exercise period does not contravene any rule or regulation of such exchange on which the Austpro Shares may be listed. All Austpro Options will terminate on the earliest to occur of (a) the expiry of their term; (b) the date of termination of an optionee’s employment, office or position as director, if terminated for just cause; (c) ninety (90) days (or such other period of time as permitted by any rule or regulation of such exchange on which the Austpro Shares may be listed) following the date of termination of an optionee’s position as a director or NEO, if terminated for any reason other than the optionee’s disability or death; (d) thirty (30) days following the date of termination of an optionee’s position as a consultant engaged in investor relations activities, if terminated for any reason other than the optionee’s disability, death, or just cause; and (e) the date of any sale, transfer or assignment of the Austpro Option.

Austpro Options are non-assignable and are subject to early termination in the event of the death of a participant or in the event a participant ceases to be a NEO, director, employee, consultant, affiliate, or subsidiary of the Company, as the case may be. Subject to the foregoing restrictions, and certain other restrictions set out in the Austpro Option Plan, the Austpro Board is authorized to provide for the granting of Austpro Options and the exercise and method of exercise of options granted under the Austpro Option Plan.

There are presently 1,300,000 Austpro Options outstanding under the Austpro Option Plan, 1,030,000 of which are held directly and indirectly by current NEOs or directors of the Company.

At the Meeting, Austpro Shareholders will be asked to consider an ordinary resolution re-approving the Austpro Option Plan and approving the Resulting Issuer Equity Incentive Plan, which will replace the existing Austpro Option Plan upon the closing of the RTO Transaction. For additional details related to the Resulting Issuer Equity Incentive Plan, see “Particulars of Matters to be Acted Upon at the Meeting – Equity Incentive Plans – Resulting Issuer Equity Incentive Plan”.

Employment, Consulting and Management Agreements

Management functions of the Company are not, to any substantial degree, performed other than by directors or NEOs of the Company. There are no agreements or arrangements that provide for compensation to NEOs or directors of the Company, or that provide for payments to a NEO or director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, severance, a Change of Control in the Company or a change in the NEO or director’s responsibilities.

Oversight and Description of Director and NEO Compensation

Compensation of Directors

Compensation of directors of the Company is reviewed annually and determined by the Austpro Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

In the Austpro Board’s view, there is, and has been, no need for the Company to design or implement a formal compensation program for directors. While the Austpro Board considers Austpro Option grants to directors under the Austpro Option Plan from time to time, the Austpro Board does not employ a prescribed methodology when determining the grant or allocation of Austpro Options. Other than the Austpro Option Plan, as discussed above, the Company does not offer any long-term incentive plans, share compensation plans or any other such benefit programs for directors.

Compensation of NEOs

Compensation of NEOs is reviewed annually and determined by the Austpro Board. The level of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Elements of NEO Compensation

As discussed above, the Company provides an Austpro Option Plan to motivate NEOs by providing them with the opportunity, through Austpro Options, to acquire an interest in the Company and benefit from the Company’s growth. The Austpro Board does not employ a prescribed methodology when determining the grant or allocation of Austpro Options to NEOs. Other than the Austpro Option Plan, the Company does not offer any long-term incentive plans, share compensation plans, retirement plans, pension plans, or any other such benefit programs for NEOs.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets forth information with respect to all compensation plans under which equity securities are authorized for issuance as of June 30, 2020:

Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by securityholders(1)	1,300,000	$0.20	73,758(1)
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
TOTAL	1,300,000	$0.20	73,758

(1)	Represents the number of Austpro Shares available for issuance under the Austpro Option Plan, which reserves a number of common shares for issuance, pursuant to the exercise of Austpro Options, that is equal to 10% of the issued and outstanding Austpro Shares from time to time.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, other than indebtedness that has been entirely repaid on or before the date of this information circular or “routine indebtedness” as defined in Form 51-102F5 of National Instrument 51-102 none of:

(a)	the individuals who are, or at any time since the beginning of the last financial year of the Company were, a director or executive officer of the Company;

(b)	the proposed nominees for election as a director of the Company; or

(c)	any associates of the foregoing persons,

is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any subsidiary of the Company, or is a person whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any subsidiary of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, “Informed Person” means:

(a)	a Director or Officer;

(b)	a director or executive officer of a person or company that is itself an Informed Person or a subsidiary of the Company;

(c)	any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the Notes to the Company’s financial statements for the financial year ended June 30, 2020 none of

(a)	the Informed Persons of the Company;

(b)	the proposed nominees for election as a Director; or

(c)	any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Overview of DeFi Transaction

On April 15, 2021 the Company entered into a letter of intent (the “Letter of Intent”) with DeFi Ventures Inc. (“DeFi”), a private company incorporated under the laws of the Province of British Columbia, pursuant to which DeFi has agreed to acquire all the issued and outstanding securities of Austpro through a three-cornered amalgamation, by which DeFi will amalgamate with a new subsidiary of the Company (“Austpro Subco”) under a triangular amalgamation, which will result in a “Reverse Take-Over” and a “Change of Control” (each as defined in the policies of the Exchange) of Austpro (the “RTO Transaction”).

In connection with the RTO Transaction, among other things, (i) the Austpro Shares outstanding immediately prior to the closing of the RTO Transaction will be consolidated on the basis of one (1) post-Consolidation Resulting Issuer Share for each 8.727 pre-Consolidation Austpro Shares, (ii) the board of directors of Austpro will be increased in size and reconstituted, (iii) the management of Austpro shall be reconstituted, and (iv) Austpro will change its name to “Wonder Digial Inc.” The RTO Transaction is an Arm’s Length Transaction, the terms of which were determined pursuant to arm’s length negotiations between the management of each of Austpro and DeFi.

For the purposes of this Information Circular, the term “Resulting Issuer” refers to the Company upon completion of the RTO Transaction.

Further details of the terms of the RTO Transaction are set out in the press releases of the Company dated April 15, 2021 and May 19, 2021, which are available for review under the Company’s profile on SEDAR at www.sedar.com.

Financial Statements

At the Meeting, Austpro Shareholders will receive and consider the financial statements of Austpro as at and for the year ended June 30, 2020 and the independent auditors’ report thereon, but no vote by the Austpro Shareholders with respect thereto is required or proposed to be taken. These financial statements, the auditor’s report thereon, and management’s discussion and analysis for the financial year ended June 30, 2020 are available under the Company’s profile on SEDAR at www.sedar.com. The Meeting Materials will be available from Computershare, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 or from the office of the Company’s counsel, which is located at Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8.

Appointment and Remuneration of Auditor

Shareholders will be asked to approve the re-appointment of Davidson as the auditor of the Company to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the Board.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR appointing Davidson as the Company’s independent auditor for the ensuing year, and FOR authorizing the Board to fix the auditor’s pay.

Fixing the Number of Directors and Election of Directors

Each director of the Company is elected annually and holds office until the next annual general meeting of shareholders or until his or her successor is duly elected by shareholders, unless his or her office is earlier vacated in accordance with the articles of Austpro or any successor corporation thereof.

In light of the RTO Transaction, Austpro Shareholders will be asked at the Meeting to consider, and if thought appropriate, to pass, with or without variation, an ordinary resolution (the “Director Appointment Resolution”):

(a)	fixing the size of the Austpro Board at three (3) directors, subject to increasing the size of the board concurrently with the closing of the RTO Transaction as described in (c) below;

(b)	approving three (3) directors proposed by management of the Company, with each of (i) Mr. Scott Ackerman, (ii) Mr. Douglas McFaul and (iii) Mr. Brent Ackerman recommended for election at the Meeting (the “Original Board”), to hold office until the earlier of (i) the closing of the RTO Transaction or (ii) if the RTO Transaction is not completed, until the next annual meeting of the shareholders or until their successors are duly elected or appointed;

(c)	concurrently with, and conditional upon, the closing of the RTO Transaction, fixing the size of the Resulting Issuer Board at four (4); and

(d)	concurrently with, and conditional upon, the closing of the RTO Transaction, approving four (4) directors to the Resulting Issuer Board, with each of (i) Ben Samaroo, (ii) Dean Sutton, (iii) Mark Binns, and (iv) Sean Clark, recommended as directors of the Resulting Issuer (the “Resulting Issuer Board” and together with the Original Board, the “Nominees” and each a “Nominee”), to hold office until the next annual general meeting of the shareholders following the closing of the RTO Transaction, or until their successors are duly elected or appointed.

The full text of the Director Appointment Resolution is included in Appendix “A” – “Resolutions to be Approved at the Meeting – Director Appointment Resolution.”

The appointment of the Resulting Issuer Board is a condition to the completion of the RTO Transaction.

It is a condition to closing of the RTO Transaction that the Austpro Board shall have been increased to four (4) directors, and that the appointment of the Resulting Issuer Board to the Resulting Issuer Board effective as of the closing of the RTO Transaction have been approved by the Austpro Shareholders at the Meeting.

Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying Proxy to vote the Proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. All Nominees have established their eligibility and willingness to serve as directors.

The Austpro Board unanimously recommends that Austpro Shareholders vote FOR the Director Appointment Resolution. Unless authority is withheld, the management proxyholders intend to vote the Austpro Shares represented by each Proxy, properly executed, FOR the Director Appointment Resolution.

Information with respect to each Nominee in the Original Board and Resulting Issuer Board is included below. The disclosure below is based upon information furnished by the respective proposed Nominee. Except as indicated below, each of the proposed Nominees has held the principal occupation shown beside the Nominee’s name in the table below or another executive office with the same or a related company, for the last five years.

Original Board

The following table sets out required information regarding the persons nominated by management for election as a director, and which comprise the Original Board. No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

Name, Country of Residence and Present Position with Company	Principal Occupation and, IF NOT at Present an ELECTED Director, Occupation During the Past Five Years(1)	Period From Which Nominee Has Been Director	Number of Common Shares Beneficially Owned(1)
Scott Ackerman(2) British Columbia, Canada President, CEO, CFO, Secretary & Director	President and CEO of Emprise Capital Corp., a company providing management and restructuring services to public companies.	Since September 26, 2018	Nil
Doug McFaul (2) British Columbia, Canada Director	Provides business development expertise to Emprise Capital Corp. since July 2014 and holds a variety of senior management positions with various public companies.	Since September 26, 2018	Nil
Brent Ackerman(2) British Columbia, Canada Director	Owner and licensed acupuncturist and Chinese herbalist at Black Sheep Acupuncture & Herbs.	Since September 26, 2018	Nil

Notes:

(1)	The information, not being within the knowledge of Austpro, was obtained from the directors themselves. Information provided as at the Record Date.
(2)	Member of the audit committee.

Resulting Issuer Board

The following table sets out required information regarding the persons nominated by management for election as a director concurrently with, and conditional upon, the closing of the RTO Transaction, which comprise the Resulting Issuer Board. No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity, or in connection with the RTO Transaction.

At the time of the Meeting, the RTO Transaction will not yet have been completed and there can be no assurance at that time that the RTO Transaction will be completed. If the RTO Transaction does not proceed, the Original Board of Directors will remain on the Austpro Board for the ensuing year, and the Resulting Issuer Board will not be appointed to the Austpro Board for the ensuing year. If the RTO Transaction proceeds, the size of the Resulting Issuer Board will be increased to four (4) directors, and the Resulting Issuer Board will be appointed and the term of office of each director of the Resulting Issuer Board will expire immediately prior to the first annual meeting of shareholders of the Resulting Issuer following the completion of the RTO Transaction or until their successors are elected or appointed.

Name, Country of Residence and Positions held with the Resulting Issuer	Principal Occupation and, IF NOT at Present an ELECTED Director, Occupation During the Past Five Years(1)	Period From Which Nominee Has Been Director	Number of Common Shares Beneficially Owned of the Resulting Issuer(1)(2)
Ben Samaroo British Columbia, Canada Director, CEO	CEO and Director of DeFi Ventures Inc. since January 2021; Director of Atlas One Digital Securities Inc. since January 2020; Principal at Bravo Consulting from December 2018 to December 2020; General Counsel and CCO of First Coin Capital Corp. from September 2017 to November 2018; Corporate Lawyer at Digby Leigh and Company from August 2016 to August 2017; Corporate Finance and Securities Lawyer at Osler, Hoskin & Harcourt LLP from July 2014 to August 2016.	N/A	3,650,483
Dean Sutton Vancouver, British Columbia, Canada Director, CSO	CSO of DeFi Ventures Inc. since January 2021; Director of Atlas One Digital Securities Inc. since January 2020; President of LQwD Financial Corp. since January 2020; Director of Northstar Venture Technologies Inc. from 2017-2019; Technology & startup consultant and advisor from January 2016- 2017.	N/A	3,650,483
Mark Binns British Columbia, Canada Lead Director	CEO of BIGG Digital since August 8, 2019; CEO and director of Netcoin Holdings Inc. from March 8, 2018 to August 1, 2019; Chief Revenue Officer of Screenscape Networks Inc. 2014 – 2017.	N/A	Nil
Sean Clark Vancouver, British Columbia, Canada Director	General Partner at Synaptic Ventures since March 2020; CEO of First Block Capital since March 2017; CEO of Hut 8 Mining Corp from Decemeber 2017 to April 2018; Chief Revenue Officer of Shoesdotcom from January 2015 to April 2017.	N/A	238,461

Notes:

(1)	The information, not being within the knowledge of Austpro, was obtained from the respective nominees themselves. Information provided as at the Record Date.
(2)	The information takes into consideration the consolidation proposed to be completed in connection with the RTO Transaction.
(3)	Expected member of the Audit Committee of the Resulting Issuer.

As a group, the directors and officers of the Resulting Issuer are not expected to own or control, directly or indirectly, more than 10% of the Resulting Issuer Shares immediately following the completion of the RTO Transaction.

Resulting Issuer Board Biographies

The following are brief biographies of the directors of the Resulting Issuer.

Ben Samaroo, Director and CEO

Ben is an entrepreneur with executive and advisory experience in private and public companies in fintech, blockchain and digital assets. Ben was formerly an executive officer of First Coin Capital, a cryptocurrency start-up acquired by Galaxy Digital in 2018. He serves as an advisor to the British Columbia Securities Commission on the Fintech Advisory Forum and to FINTRAC on virtual currencies. Ben holds his Juris Doctor and Bachelor of Commerce from the University of Alberta. Ben previously practiced corporate finance and securities law at Osler, Hoskin & Harcourt LLP.

Dean Sutton, Director and CSO

Dean is a technology founder, venture builder and investor with a decade of experience in leading technology-centric companies through development, financing and commercialization. As an active founder, executive and participant in fintech, blockchain and digital currencies since 2015, he has supported and advised a number of companies, including the first bitcoin mining company to list on the London Stock Exchange. He is a Co-Founder of LQwD Financial Corp., a bitcoin infrastructure and payments company focused on the Lightning Network, and Atlas One Digital Securities, a Canadian digital securities investment platform. He is a member of the Forbes Technology Council, a mentor with the Branson Centre of Entrepreneurship and an avid supporter of the fintech and crypto startup ecosystem.

Mark Binns, Director

Mark is a seasoned entrepreneur and public markets CEO and Director with 25+ years of experience building B2B and B2C companies in the cryptocurrency, retail and telecom industries. With a focus on building customer-driven sales and marketing strategies, Mark has completed multiple successful exits and has taken startups from 2 people to $500M+ valuations. Mark also has a successful consulting career providing strategic advice on customer acquisition and revenue growth to Fortune 1000 technology companies including Blackberry, Cisco and Rogers Communications. Mark is currently the CEO and Director of BIGG Digital Assets which trades on the CSE under the ticker BIGG.

Sean Clark, Director

Sean Clark has significant experience in capital markets having fundraised over $100M in equity. Sean Co-Founded First Block Capital, Canada's first fully regulated crypto investment firm and created the Bitcoin Fund, which was sold to 3iQ and now is listed on the Toronto Stock Exchange trading under QBTC.TO and has achieved over $1 Billion in AUM. He was also Co-Founder and CEO of Hut 8 Mining Corp. (TSE: HUT), and Co-Founder and Director of First Coin Capital, an international ICO advisory firm which was sold to Galaxy Digital (TSE: GLXY) in January 2018 as part of its go public qualifying transaction. Sean started his career in 2008 as an analyst for Deloitte. From 2010 to 2011 he led Coastal Contact's Australian operations where he was able to increase the company's sales by 10X in just over a year. He then Founded SHOEme.ca in January 2012, which he sold to Shoes.com in 2014 where he became Chief Revenue Officer and achieved over $300M in revenue. Mr. Clark was in the Business in Vancouver Forty under Forty list in 2015, the winner of STARTUP 50 in 2016 and the winner of EY Entrepreneur of the Year award in 2016. Mr. Clark also serves as a director of Wildpack Beverage Inc., which trades on the TSX-V.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

For the purposes of the following disclosure, “order” means (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, any of which was in effect for a period of more than thirty (30) consecutive days.

No current directors or proposed Nominee of Austpro:

(a)	is, as at the date of this Information Circular, or has been, within ten (10) years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including Austpro) that,

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the proposed director was acting in the capacity as director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)	is, as at the date of this Information Circular, or has been within ten (10) years before the date of this Information Circular, a director or executive officer of any company (including Austpro) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, amalgamation or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, amalgamation or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Option and Equity Incentive Plans

The Company currently has an option plan in place, being the Austpro Option Plan, pursuant to which the Austpro Board may grant Austpro Options to NEOs, directors and employees of the Company or affiliated corporations and to consultants retained by the Company.

The purpose and details of the Austpro Option Plan are described further under the section of this Information Circular titled “Executive Compensation - Stock Option Plans and Other Incentive Plans”. The Resulting Issuer Equity Incentive Plan, a copy of which is included in Appendix “D” – “Equity Incentive Plans” to this Information Circular, is proposed to be adopted for the Resulting Issuer upon completion of the RTO Transaction. Pursuant to Exchange Policy 4.4, Austpro Shareholders will be asked at the Meeting to consider, and if thought appropriate, to pass, with or without variation, an ordinary resolution to re-approve the Austpro Option Plan and to approve, conditionally upon and concurrently with, the closing of the RTO Transaction, the Resulting Issuer Equity Incentive Plan (the “Equity Incentive Plan Resolution”), the full text of which is included in Appendix “A” – “Resolutions to be Approved at the Meeting – Resulting Issuer Equity Incentive Plan Resolution” to this Information Circular.

The Austpro Board unanimously recommends that Austpro Shareholders vote for the Equity Incentive Plan Resolution.

The Equity Incentive Plan Resolution is an ordinary resolution, which must be passed by more than 50% of the votes cast by those Austpro Shareholders entitled to vote, whether cast in person or by proxy. In the absence of contrary instructions, the persons named in the accompanying Proxy intend to vote the Resulting Issuer Shares represented thereby FOR the Equity Incentive Plan Resolution.

If the Equity Incentive Plan Resolution is approved by Austpro Shareholders and the RTO Transaction is completed, the Resulting Issuer Equity Incentive Plan will be authorized to be implemented by the Resulting Issuer.

The following is a summary of the principal terms of the Resulting Issuer Equity Incentive Plan, which is qualified in its entirety by reference to the text of the Resulting Issuer Equity Incentive Plan, a copy of which is included in Appendix “D” attached to this Information Circular:

Shares Subject to the Resulting Issuer Equity Incentive Plan

The Resulting Issuer Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Austpro Shares), provides that the aggregate maximum number of Austpro Shares that may be issued upon the exercise or settlement of awards granted under the Resulting Issuer Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding common shares from time to time, such number being 1,483,758 Austpro Shares as at the date of this Information Circular. Austpro is in the process of completing additional concurrent financings which, if completed in whole or in part, will result in the total number of Austpro Shares issued and outstanding to increase. Should such financing(s) materialize and the number of issued and outstanding Austpro Shares increase, the Resulting Issuer Equity Incentive Plan shall still limit the aggregate maximum number of Austpro Shares that may be issued upon the exercise or settlement of awards at 10% of the Company’s issued and outstanding common shares.

The Resulting Issuer Equity Incentive Plan is considered an “evergreen” plan, since the Austpro Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the Resulting Issuer Equity Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding Austpro Shares increases.

Insider and Related Persons Participation Limit

The Resulting Issuer Equity Incentive Plan also provides that the aggregate number of Austpro Shares (a) issuable to insiders at any time (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the Company’s issued and outstanding common shares and (b) issued to insiders within any one year period (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the Company’s issued and outstanding common shares.

The Resulting Issuer Equity Incentive Plan also provides that the aggregate number of Austpro Shares (a) issuable to Related Persons at any time (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the issued and outstanding Austpro Shares and (b) issued to Related Persons within any one year period (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the issued and outstanding Austpro Shares. The total number of common shares of the Company which may be issued or issuable to any one Related Person and the associates of the Related Person under the Resulting Issuer Equity Incentive Plan and all other security based compensation arrangements within any one-year period shall not exceed 5% of the Austpro Shares then outstanding.

So long as the Company is listed on the Exchange, the aggregate number of Austpro Shares issued or issuable to persons providing investor relations activities as compensation within a one-year period, shall not exceed 1% of the total number of Austpro Shares then outstanding.

Furthermore, the Resulting Issuer Equity Incentive Plan provides that (i) the Company shall not make grants of awards to directors if, after giving effect to such grants of awards, the aggregate number of Austpro Shares issuable to directors, at the time of such grant, under all of the Company’s security based compensation arrangements would exceed 1% of the issued and outstanding Austpro Shares on a non-diluted basis, and (ii) within any one financial year of the Company, (a) the aggregate fair value on the date of grant of all options granted to any one non-employee director shall not exceed $100,000, and (b) the aggregate fair market value on the date of grant of all awards (including, for greater certainty, the fair market value of the options) granted to any one non-employee director under all of the Company’s security based compensation arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a non- employee director upon such non-employee director joining the Board.

Any Austpro Shares issued by the Company through the assumption or substitution of outstanding options or other equity-based awards from an acquired company shall not reduce the number of Austpro Shares available for issuance pursuant to the exercise of awards granted under the Resulting Issuer Equity Incentive Plan.

Administration of the Resulting Issuer Equity Incentive Plan

The Plan Administrator is determined by the Austpro Board, and is initially the Austpro Board. The Resulting Issuer Equity Incentive Plan may in the future continue to be administered by the Austpro Board itself or delegated to a committee of the Austpro Board. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the Resulting Issuer Equity Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Austpro Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Austpro Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the Resulting Issuer Equity Incentive Plan and may adopt guidelines and other rules and regulations relating to the Resulting Issuer Equity Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Resulting Issuer Equity Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the Resulting Issuer Equity Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Resulting Issuer Equity Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of options, restricted share units, performance share units and deferred share units may be made under the Resulting Issuer Equity Incentive Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Resulting Issuer Equity Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Resulting Issuer Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Austpro Shares issued pursuant to awards.

Options

An option entitles a holder thereof to purchase a prescribed number of treasury Austpro Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each option is granted, which exercise price must in all cases be the volume weighted average trading price of Austpro Shares on the Exchange for the five trading days immediately preceding the date of grant calculated by dividing the total value by the total volume of Austpro Shares traded for the relevant period (the “Market Price”); provided that, for so long as the Austpro Shares are listed and posted for trading on the Exchange, the Market Price shall not be less than the market price, as calculated under the policies of the Exchange; and provided, further, that with respect to an award made to a U.S. taxpayer such participant, the class of Austpro Shares and the number of Austpro Shares subject to such award shall be identified by the Plan Administrator prior to the start of the applicable five trading day period. In the event that such Austpro Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Austpro Shares as determined by the Austpro Board in its sole discretion and, with respect to an award made to a U.S. taxpayer, in accordance with Section 409A of the United States Internal Revenue Code of 1986 (the “Code”).

Subject to any accelerated termination as set forth in the Resulting Issuer Equity Incentive Plan, each option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of options. Once an option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the option, unless otherwise specified by the Plan Administrator or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator has the right to accelerate the date upon which any option becomes exercisable. The Plan Administrator may provide at the time of granting an option that the exercise of that option is subject to restrictions, in addition to those specified in the Resulting Issuer Equity Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. Subject to the policies of any stock exchange on which the Austpro Shares are listed, a participant may, in lieu of exercising an option pursuant to an exercise notice, elect to surrender such option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to (i) the Market Price of the Austpro Shares issuable on the exercise of such option (or portion thereof) as of the date such option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the option (or portion thereof) surrendered relating to such Austpro Shares (the “In-the-Money Amount”) by written notice to the Company indicating the number of options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the Resulting Issuer Equity Incentive Plan and the policies of any stock exchange on which the Austpro Shares are listed, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Austpro Shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units

A restricted share unit is a unit equivalent in value to an Austpro Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Austpro Share (or the value thereof) for each restricted share unit after a specified vesting period (an “RSU”). The Plan Administrator may, from time to time, subject to the provisions of the Resulting Issuer Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”).

The number of RSUs (including fractional RSUs) granted at any particular time under the Resulting Issuer Equity Incentive Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of an Austpro Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the Code, to the extent applicable.

Upon settlement, holders will redeem each vested RSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Austpro Share in respect of each vested RSU, (b) a cash payment or (c) a combination of Austpro Shares and cash. Any such cash payments made by the Company shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Austpro Share as at the settlement date. Subject to the provisions of the Resulting Issuer Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any RSU shall occur, and no Austpro Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

Performance Share Units

A performance share unit is a unit equivalent in value to an Austpro Share credited by means of a bookkeeping entry in the books of the Company, which entitles the holder to receive one Austpro Share (or the value thereof) for each performance share unit after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied (a “PSU”). The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the Resulting Issuer Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will redeem each vested PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Austpro Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Austpro Shares and cash. Any such cash payments made by the Company to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Austpro Share as at the settlement date. Subject to the provisions of the Resulting Issuer Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no Austpro Share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

Deferred Share Units

A deferred share unit is a unit equivalent in value to an Austpro Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Austpro Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each deferred share unit on a future date (a “DSU”). The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the Resulting Issuer Equity Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator, by (b) the Market Price of an Austpro Share on the date of grant. Upon settlement, holders will redeem each vested DSU for: (a) one fully paid and non-assessable Austpro Share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the Resulting Issuer Equity Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Austpro Share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Austpro Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Austpro Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Share Based Awards

The Plan Administrator may grant other types of equity-based or equity-related awards not otherwise described by the terms of the Resulting Issuer Equity Incentive Plan (including the grant or offer for sale of unrestricted Austpro Shares) in such amounts and subject to such terms and conditions, including, but not limited to, being subject to performance criteria, or in satisfaction of such obligations, as the Plan Administrator shall determine. Such awards may involve the transfer of actual Austpro Shares to participants, or payment in cash or otherwise of amounts based on the value of Austpro Shares.

Black-out Periods

In the event an award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such award will be the date that is 10 business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the Resulting Issuer Equity Incentive Plan does not stipulate a specific term for awards granted thereunder, as discussed below, awards may not expire beyond 10 years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of the Company. All awards must vest and settle in accordance with the provisions of the Resulting Issuer Equity Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the Resulting Issuer Equity Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement:

Event	Provisions
Termination for Cause/Resignation

Any option, RSU, PSU, DSU or other award held by the participant that has not been exercised, surrendered or settled as of the termination date of the participant, as defined and determined in accordance with the Resulting Issuer Equity Incentive Plan (the “Termination Date”) shall be immediately forfeited and cancelled as of the Termination Date.

*a fulsome definition of Termination Date can be found at Appendix “D” – “Equity Incentive Plans” to this Information Circular*

Termination without Cause

A portion of any unvested options, RSUs, PSUs, DSUs or other awards shall immediately vest, such portion to be equal to the number of unvested options, RSUs, PSUs, DSUs or other awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested options, RSUs, PSUs, DSUs or other awards were originally scheduled to vest. Any vested options may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such option; and (B) the date that is 90 days after the Termination Date. If an option remains unexercised upon the earlier of (A) or (B), the option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an option, such award will be settled within 90 days after the Termination Date.

In the case of vested awards of a U.S. taxpayer, vested RSUs will be settled within 90 days after the Termination Date, vested DSUs will be settled in accordance with the participant’s DSU Election Notice (as such term is defined in the Resulting Issuer Equity Incentive Plan), and PSUs will be settled within 90 days after the Termination Date, provided that in all cases such PSUs will be settled by March 15th of the year immediately following the calendar year in which the Termination Date occurs.

Disability

Any award that has not vested as of the date of the Termination Date shall vest on such date. Any vested option may be exercised at any time until the expiry date of such option. Any vested award other than an option, that is held by a participant that is not a U.S. taxpayer, will be settled within 90 days after the Termination Date. In the case of vested awards of a U.S. taxpayer, vested RSUs will be settled within 90 days after the Termination Date, vested DSUs will be settled in accordance with the Participant’s DSU Election Notice, and PSUs that become vested will be settled within 90 days after the Termination Date, provided that in all cases such PSUs will be settled by March 15th of the year immediately following the calendar year in which the Termination Date occurs.

Death

Any award that is held by the participant that has not vested as of the date of the death of such participant shall vest on such date. Any vested option may be exercised by the participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such option, and (b) the first anniversary of the date of the death of such participant. If an option remains unexercised upon the earlier of (A) or (B), the option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of an award other than an option, that is held by a participant that is not a U.S. taxpayer, such award will be settled with the participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the participant’s death.

In the case of vested awards of a U.S. taxpayer, vested RSUs will be settled within 90 days after the date of death, vested DSUs will be settled in accordance with the participant’s DSU Election Notice, and PSUs will be settled within 90 days after the date of death, provided that in all cases such PSUs will be settled by March 15th of the year immediately following the calendar year in which the death occurs.

Retirement

Any (i) outstanding award that vests or becomes exercisable based solely on the participant remaining in the service of the Company or its subsidiary will become 100% vested, and (ii) outstanding award that vests based on the achievement of performance goals that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such performance goals. Any vested option may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such option; and (B) the third anniversary of the participant’s date of retirement. If an option remains unexercised upon the earlier of (A) or (B), the option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an option that is described in (i), such award will be settled within 90 days after the participant’s retirement. In the case of a vested award other than an option that is described in (ii), such award will be settled at the same time the award would otherwise have been settled had the participant remained in active service with the Company or its subsidiary. Notwithstanding the foregoing, if, following his or her retirement, the participant commences (the “Commencement Date”) employment, consulting or acting as a director of the Company or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Company or any of its subsidiaries, any option or other award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

Change in Control

Under the Resulting Issuer Equity Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a)  If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without cause, without any action by the Plan Administrator:

i. any unvested awards held by the participant at Termination Date shall immediately vest; and

ii.  any vested awards may be exercised, surrendered to the Company, or settled by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled.

(b)  Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Austpro Shares will cease trading on the Exchange, the Company may terminate all of the awards, other than an option held by a participant that is a resident of Canada for the purposes of the Income Tax Act (Canada), granted under the Resulting Issuer Equity Incentive Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each award equal to the fair market value of the award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested awards granted to U.S. taxpayers will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a “Change in Control”, for the purposes of the Resulting Issuer Equity Incentive Plan, includes (i) any transaction at any time and by whatever means pursuant to which any Person or any group of two (2) or more Persons acting jointly or in concert hereafter acquires the direct or indirect “beneficial ownership” (as defined in National Instrument 62-104 – Take-over Bids and Issuer Bids of the Canadian Securities Administrators) of, or acquires the right to exercise control or direction over, securities of the Company representing more than 50% of the then issued and outstanding voting securities of the Company, including, without limitation, as a result of a take–over bid, an exchange of securities, an amalgamation of the Company with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization; (ii) the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Company to a Person other than a subsidiary of the Company; (iii) the dissolution or liquidation of the Company, other than in connection with the distribution of assets of the Company to one (1) or more Persons which were Affiliates of the Company prior to such event; (iv) the occurrence of a transaction requiring approval of the Company’s shareholders whereby the Company is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a subsidiary of the Company); (v) individuals who comprise the Board as of the date hereof (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Company’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; or (vi) any other event which the Board determines to constitute a change in control of the Company;

Provided that, notwithstanding clauses (i), (ii), (iii) and (iv) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clauses (i), (ii), (iii) or (iv) above: (A) the holders of securities of the Company that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Company hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Company in a transaction contemplated in clause (ii) above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non– Qualifying Transaction” and, following the Non–Qualifying Transaction, references in this definition of “Change in Control” to the “Company” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any participant who is a U.S.taxpayer unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding award pass to a beneficiary or legal representative upon the death of a participant, the period in which such award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant’s death.

Amendments to the Resulting Issuer Equity Incentive Plan

Subject to the limitations set out in the Resulting Issuer Equity Incentive Plan, a majority of the members of the Austpro Board, other than directors that would receive, or would be eligible to receive, a material benefit resulting from the amendment, may also from time to time, without notice and without approval of the holders of voting Austpro Shares, amend, modify, change, suspend or terminate the Resulting Issuer Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the Resulting Issuer Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Resulting Issuer Equity Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. taxpayer to be subject to the income inclusion under Section 409A of the Code, as amended, shall be null and void ab initio.

Notwithstanding the above, and subject to the rules of any applicable stock exchange, the approval of shareholders is required to effect any of the following amendments to the Resulting Issuer Equity Incentive Plan:

1.  increasing the maximum number of Austpro Shares issuable where, following the increase, the total number of Austpro Shares issuable under the Resulting Issuer Equity Incentive Plan is equal to or greater than 10% of the securities of the Company (calculated on a non-diluted basis) outstanding as of the date the Resulting Issuer Equity Incentive Plan was last approved by holders of Austpro Shares;

2. re-pricing of an award benefiting a Related Person of the Company;

3. an extension of the term of an award benefiting a Related Person of the Company;

4. an extension of the term of an award, where the exercise price is lower than the Market Price;

5.  any amendment to remove or to exceed the limits set out in the Resulting Issuer Equity Incentive Plan on awards available to Related Persons of the Company;

6. amendments to an amending provision within the Resulting Issuer Equity Incentive Plan;

7. increasing or removing the 10% limits on Austpro Shares issuable or issued to insiders;

8.  reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the Resulting Issuer Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

9.  extending the term of an option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within 10 business days following the expiry of such a blackout period);

10.  permitting an option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period);

11. increasing or removing the limits on the participation of non-employee directors;

12. any amendment to an entitlement to an individual award;

13. permitting awards to be transferred to a person;

14. changing the eligible participants;

15. propose to amend any material term of the Resulting Issuer Equity Incentive Plan, such proposed amendment having first received the approval of a majority of the Austpro Board; or

16. deleting or otherwise limiting the amendments that require approval of the shareholders.

Except for the items listed above, amendments to the Resulting Issuer Equity Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Company for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

The above summary is qualified in its entirety by the full text of the Resulting Issuer Equity Incentive Plan, which is set out in Appendix “D” to this Information Circular. The Austpro Board encourages Austpro Shareholders to read the full text of the Resulting Issuer Equity Incentive Plan before voting on the Equity Incentive Plan Resolution.

The Resulting Issuer Equity Incentive Plan is a “rolling” stock option plan. A listed company on the Exchange is required to obtain the approval of its shareholders for a “rolling” stock option plan within three years after institution and within every three years thereafter.

GLOSSARY

The following terms used in this Information Circular have the following meanings. This is not an exhaustive list of defined terms used in this Information Circular.

“Affiliate” means a company that is affiliated with another company as described below.

A company is an “Affiliate” of another company if:

(a)	one of them is the subsidiary of the other; or

(b)	each of them is controlled by the same Person.

A company is “controlled” by a Person if:

(a)	voting securities of the company are held, other than by way of security only, by or for the benefit of that Person, and

(b)	the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.

A Person beneficially owns securities that are beneficially owned by:

(a)	a company controlled by that Person; or

(b)	an Affiliate of that Person or an Affiliate of any company controlled by that Person.

“Arm’s Length Transaction” means a transaction that is not a Related Party Transaction.

“Amalgamation” means the amalgamation of Austpro Subco and DeFi in accordance with the Amalgamation Agreement.

“Amalgamation Agreement” means the Amalgamation Agreement contemplated by the Letter of Intent, to be entered into among Austpro, Austpro Subco and DeFi, together with the schedules attached thereto, as may be amended from time to time, a copy of which will be made available on SEDAR (www.sedar.com) under Austpro’s issuer profile.

“Associate” when used to indicate a relationship with a Person, means:

(a)	an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer;

(b)	any partner of the Person;

(c)	any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity;

(d)	in the case of a Person, who is an individual:

(i)	that Person’s spouse or child, or

(ii)	any relative of the Person or his spouse who has the same residence as that Person;

but

(e)	where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a member firm, member corporation or holding company of a member corporation, then such determination shall be determinative of their relationships in the application of Rule D. 1.00 of the Exchange rule book and policies with respect to that member firm, member corporation or holding company.

“Audit Committee” is the committee of the Austpro Board whose role is to provide oversight of Austpro’s financial management.

“Austpro” means Austpro Energy Corporation, a corporation existing under the BCBCA.

“Austpro Board” means the Board of Directors of Austpro prior to Closing.

“Austpro Shareholders” means the registered and/or beneficial holders of Austpro Shares, as the context requires.

“Austpro Shares” means common shares of Austpro.

“Austpro Subco” means 1302107 B.C. Ltd., a corporation existing under the BCBCA and a wholly-owned subsidiary of Austpro.

“BCBCA” means the Business Corporations Act (British Columbia) and all regulations thereunder, as amended from time to time.

“Beneficial Austpro Shareholders” means Austpro Shareholders who do not hold Austpro Shares in their own name.

“Broadridge” means Broadridge Investor Communication Solutions.

“Business Day” means any day other than a Saturday, Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia.

“Canadian Securities Laws” means applicable Canadian provincial and territorial securities laws.

“Certificate of Amalgamation” means the certificate of amalgamation issued under Section 281 of the BCBCA in respect of the Amalgamation.

“Change of Control” has the meaning ascribed thereto in the policies of the Exchange.

“Closing” means the closing of the RTO Transaction.

“Company” means Austpro, and after the Closing means the Resulting Issuer.

“Consolidation” means the consolidation of Austpro Shares on a 8.727:1 ratio prior to the Effective Time. “

Control Person” means:

(a)	a Person who holds a sufficient number of the voting rights attached to all outstanding Austpro Shares to affect materially the control of the Company, and, if a Person holds more than 20 per cent of the voting rights attached to all outstanding Austpro Shares, the Person is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the Company; or

(b)	each Person in a combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding Austpro Shares to affect materially the control of the Company, and, if a combination of Persons holds more than 20 per cent of the voting rights attached to all outstanding Austpro Shares, the combination of Persons is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the Company;

“DeFi” means DeFi Ventures Inc., a corporation existing under the BCBCA.

“Disinterested Shareholders” means Austpro Shareholders, excluding: (i) a Person that holds or will hold Resulting Issuer Options, as applicable; and (ii) any Associate of any Person referred to in (i).

“Effective Date” means the date of the Amalgamation, as set out on the Certificate of Amalgamation.

“Effective Time” means the time on the Effective Date that the Amalgamation becomes effective.

“Exchange” means (a) the TSX Venture Exchange; or (b) the primary exchange on which the Austpro Shares are then listed.

“Exchange Policy 4.4” means Exchange Policy 4.4 – Incentive Stock Options.

“Exchange Policy 5.2” means Exchange Policy 5.2 – Changes of Business and Reverse Takeovers.

“Governmental Entity” means: (i) any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (ii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and (iii) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies.

“Information Circular” means this management information circular of Austpro dated May 19, 2021.

“Insider” if used in relation to an issuer, means:

(a)	a director or senior officer of the issuer;

(b)	a director or senior officer of a company that is an insider or subsidiary of the issuer;

(c)	a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or

(d)	the issuer itself if it holds any of its own securities.

“Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Austpro Shareholders.

“Law” means any laws, including, without limitation, supranational, national, provincial, state, municipal and local civil, commercial, banking, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, byဨ laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity.

“Letter of Intent” means the letter agreement between the Company and DeFi dated April 15, 2021, pursuant to which the parties agree to undertake the RTO Transaction.

“Meeting” means the annual general and special meeting of the Austpro Shareholders to be held on Wednesday, June 23, 2021, at 10:00 a.m. (Vancouver time) at the offices of Austpro located at 1600 - 609 Granville Street Vancouver, B.C. V7Y 1C3, and any adjournment or postponement thereto.

“Meeting Materials” means, collectively, the Notice of Meeting, this Information Circular, a request for financial statements (NI 51-102) and, as the case may be, a VIF or Proxy.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“NEO” means a named executive officer, which includes:

(a)	the chief executive officer (the “CEO”);

(b)	the chief financial officer (the “CFO”);

(c)	each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the relevant period in question whose total compensation was, individually, more than CDN $150,000; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that period.

“NEX” means the separate board of the Exchange for companies previously listed on the Exchange or the Toronto Stock Exchange which have failed to maintain compliance with the ongoing financial listing standards of those markets.

“NI 45-102” means National Instrument 45-102 – Resale of Securities.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“NOBOs” means non-objecting beneficial owners.

“Notice of Meeting” means the notice of annual general and special meeting of Austpro Shareholders that accompanies this Information Circular.

“OBOs” means objecting beneficial owners.

“Parties”, or any individual “Party”, has the meaning ascribed in the Amalgamation Agreement.

“Person” means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrative legal representative, Governmental Entity or any other entity, whether or not having legal status.

“Plan Administrator” means the Austpro Board, or if the administration of the Resulting Issuer Equity Incentive Plan has been delegated by the Austpro Board to a committee, the committee;

“Proxy” means the form of proxy accompanying this Information Circular.

“Record Date” means the close of business on May 19, 2021.

“Registered Austpro Shareholders” means shareholders of Austpro whose names appear on the records of Austpro as the registered holders of Austpro Shares.

“Related Party Transaction” has the meaning ascribed to that term in MI 61-101, and includes a related party transaction that is determined by the Exchange to be a Related Party Transaction. The Exchange may deem a transaction to be a Related Party Transaction where the transaction involves non arm’s length parties, or other circumstances exist which may compromise the independence of the issuer with respect to the transaction.

“Related Person” means:

(a)	a “related party” as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, of the Company;

(b)	a promoter of the Company, or, where the promoter is not an individual, an officer, director or Control Person of the promoter; and

(c)	such other Person as may be designated from time to time by the Exchange;

“Resolutions” means, together, the Auditor Resolution; the Director Appointment Resolution; and the Equity Incentive Plan Resolution, all as more particularly set out in Appendix “A” hereto.

“Resulting Issuer” means Austpro, as it will exist following Closing, to be named “Wonder Digital Inc.”

“Resulting Issuer Board” means the Board of Directors of the Resulting Issuer.

“Resulting Issuer Equity Incentive Plan” means the Equity Incentive Plan of the Resulting Issuer, a copy of which is included in Appendix “D” – “Equity Incentive Plans” to this Information Circular

“Resulting Issuer Options” means options to purchase Resulting Issuer Shares granted pursuant to the Resulting Issuer Equity Incentive Plan.

“Resulting Issuer Shareholders” means holders of Resulting Issuer Shares.

“Resulting Issuer Shares” means the Austpro Shares following the Closing.

“Reverse Takeover” has the meaning given to such term in Exchange Policy 5.2.

“RTO Transaction” has the meaning set out in the section of this Information Circular titled, “Particulars of Matters to be Acted Upon at the Meeting – Overview of DeFi Transaction”.

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Securities Laws” means Canadian Securities Laws and U.S. Securities Laws and all other applicable securities Laws and applicable stock exchange rules and listing standards of the stock exchanges.

“SEDAR” means the System for Electronic Document Analysis and Retrieval website.

“VIF” means a voting instruction form.

“Voting Securities” shall mean any securities of the Company ordinarily carrying the right to vote at elections of directors and any securities immediately convertible into or exchangeable for such securities.

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Directors.

DATED this 19th day of May 2021.

AUSTPRO ENERGY CORPORATION

“Scott Ackerman”

Scott Ackerman

President, CEO, CFO and Director

APPENDIX “A”

RESOLUTIONS TO BE APPROVED AT THE MEETING

Unless noted otherwise herein, capitalized terms used in these resolutions that are no otherwise defined herein shall have the meanings ascribed to them in the management information circular of the Company dated May 19, 2021 (the “Information Circular”).

Auditor Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The appointment of Davidson & Company LLP as auditor of the Austpro to hold office until the next annual meeting of shareholders of the Company is hereby approved.

2.	The board of directors of the Company is hereby authorized to fix the remuneration of the auditor so appointed.

Director Appointment Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	Subject to paragraph 2 of this Director Appointment Resolution, the number of directors be set at three (3), and the election of each of Scott Ackerman, Doug McFaul and Brent Ackerman as directors of the Company, to hold office effective from the date of the Meeting until the earlier of (i) the Closing or (ii) if the Closing does not occur, until the next annual meeting of the shareholders, or until their successors are duly elected or appointed, is hereby approved.

2.	Concurrently with, and conditional upon, the Closing:

(a)	the number of directors of the Resulting Issuer be set at four (4); and

(b)	the election of (i) Ben Samaroo, (ii) Dean Sutton, (iii) Mark Binns, and (iv) Sean Clark, as directors of the Resulting Issuer, to hold office effective from the Closing until the next annual general meeting of the shareholders, or until their successors are duly elected or appointed, is hereby approved.

Equity Incentive Plan Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	Subject to paragraph 2 of this Equity Incentive Plan Resolution, the existing stock option plan of the Company is hereby ratified, confirmed and approved.

2.	The equity incentive plan of the Resulting Issuer (being the Company following the Closing), the full text of which is included in Appendix “D” – “Equity Incentive Plans” to the Information Circular (the “Resulting Issuer Equity Incentive Plan”), is hereby authorized, approved and adopted, to become effective upon completion of the RTO Transaction.

3.	The number of Resulting Issuer Shares reserved for issuance under the Resulting Issuer Equity Incentive Plan and all other Security Based Compensation Arrangements of the Resulting Issuer will be no more than 10% of the Resulting Issuer’s issued and outstanding share capital from time to time.

4.	The Resulting Issuer is hereby authorized and directed to issue such Resulting Issuer Shares pursuant to the Resulting Issuer Equity Incentive Plan as fully paid and non-assessable Resulting Issuer Shares.

5.	The board of directors of the Resulting Issuer is hereby authorized and empowered to make any changes to the Resulting Issuer Equity Incentive Plan as may be required by the Exchange.

6.	Any one director or officer of the Resulting Issuer is hereby authorized and directed for and on behalf of the Resulting Issuer to execute or cause to be executed, under the corporate seal of the Resulting Issuer or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX “B”

CORPORATE GOVERNANCE DISCLOSURE OF AUSTPRO

FORM 58-101F2 – CORPORATE GOVERNANCE DISCLOSURE (VENTURE ISSUERS)

All capitalized terms used in this Appendix “B” – “Corporate Governance Disclosure of Austpro” have the meanings set forth herein and, unless the context otherwise requires, should not be interpreted with reference to the “Glossary” in the Information Circular.

Item 1: Board Of Directors

The board of directors of the Company (the “Board”) supervises the CEO and the CFO. Both the CEO and CFO are required to act in accordance with the scope of authority provided to them by the Board.

Scott Ackerman is the President, CEO, CFO and Corporate Secretary of the Company and is therefore not “independent”.

Doug McFaul, a director of the Company, is “independent” in that he is free from any direct or indirect material relationship with the Company.

Brent Ackerman, a director of the Company, is “independent” in that he is free from any direct or indirect material relationship with the Company.

A material relationship is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

Item 2: Directorships

The current directors of the Company are currently directors of the following other reporting issuers:

Name of Director	Name of Reporting Issuer
Scott Ackerman	Bravern Ventures Ltd.
Inglenook Ventures Ltd.
Duckhorn Ventures Ltd.

Name of Director	Name of Reporting Issuer
ECC Diversified Inc.
Nota Bene Ventures Ltd.
Mondavi Ventures Ltd.
Beretta Ventures Ltd.
ECC Ventures 2 Corp.
ECC Ventures 3 Corp.
Sebastiani Ventures Corp.
Silver Phoenix Resources Inc.
Volcanic Gold Mines Inc.
Doug McFaul	Duckhorn Ventures Ltd.
ECC Diversified Inc.
ECC Ventures 2 Corp.
ECC Ventures 4 Corp.
Sebastiani Ventures Corp.
Silver Phoenix Resources Inc.
Brent Ackerman	Nota Bene Ventures Ltd.
Mondavi Ventures Ltd.
Inglenook Ventures Ltd.
Duckhorn Ventures Ltd.

Name of Director	Name of Reporting Issuer
ECC Diversified Inc.
ECC Ventures 2 Corp.
ECC Ventures 3 Corp.
ECC Ventures 4 Corp.
Sebastiani Ventures Corp.
Silver Phoenix Resources Inc.

Item 3: Orientation and Continuing Education

The Board does not have a formal process for the orientation of new Board members. Orientation is done on an informal basis. New Board members are provided with such information as is considered necessary to ensure that they are familiar with the Company’s business and understand the responsibilities of the Board.

The Board does not have a formal program for the continuing education of its directors. The Company expects its directors to pursue such continuing education opportunities as may be required to ensure that they maintain the skill and knowledge necessary to fulfill their duties as members of the Board. Directors can consult with the Company’s professional advisors regarding their duties and responsibilities, as well as recent developments relevant to the Company and the Board.

Item 4: Ethical Business Conduct

The Board has not adopted a formal code of ethics. In the Board’s view, the fiduciary duties placed on individual directors by corporate legislation and the common law, and the restrictions placed by corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Although the Company has not adopted a formal code of ethics, the Company promotes an ethical business culture. Directors and officers of the Company are encouraged to conduct themselves and the business of the Company with the utmost honesty and integrity. Directors are also encouraged to consult with the Company’s professional advisors with respect to any issues related to ethical business conduct.

Item 5: Nomination of Directors

The identification of potential candidates for nomination as directors of the Company is primarily done by the CEO, but all directors are encouraged to participate in the identification and recruitment of new directors. Potential candidates are primarily identified through referrals by business contacts.

Item 6: Compensation

The compensation of directors and the CEO is determined by the Board as a whole. Such compensation is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Item 7: Other Board Committees

The Board does not have any standing committees other than the Audit Committee.

Item 8: Assessments

The Board does not have any formal process for assessing the effectiveness of the Board, its committees, or individual directors. Such assessments are done on an informal basis by the CEO and the Board as a whole.

APPENDIX “C”

AUDIT COMMITTEE DISCLOSURE FOR AUSTPRO

FORM 52-110F2 – AUDIT COMMITTEE DISCLOSURE (VENTURE ISSUERS)

All capitalized terms used in this Appendix “C” – “Audit Committee Disclosure for Austpro” have the meanings set forth herein and, unless the context otherwise requires, should not be interpreted with reference to the “Glossary” in the Information Circular.

Item 1: The Audit Committee Charter

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company’s external auditor is ultimately accountable to the Board and the Committee as representatives of the Company’s shareholders.

Duties and Responsibilities

External Auditor

(a)	To recommend to the Board, for shareholder approval, an external auditor to examine the Company’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Committee as representatives of the shareholders of the Company.

(b)	To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(c)	To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.

(d)	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.

(e)	To obtain and review, at least annually, a written report by the external auditor setting out the auditor’s internal quality-control procedures, any material issues raised by the auditor’s internal quality-control reviews and the steps taken to resolve those issues.

(f)	To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements:

(i)	No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

(ii)	No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;

(iii)	The Chief Financial Officer (“CFO”) must approve all office hires from the external auditor; and

(iv)	The CFO must report annually to the Committee on any hires within these guidelines during the preceding year.

(g)	To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.

Financial Information and Reporting

(a)	To review the Company’s annual audited financial statements with the Chief Executive Officer (“CEO”) and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO.

(b)	To review and discuss with management and the external auditor, as appropriate:

(i)	The annual audited financial statements and the interim financial statements, including the accompanying management discussion and analysis; and

(ii)	Earnings guidance and other releases containing information taken from the Company’s financial statements prior to their release.

(c)	To review the quality and not just the acceptability of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.

(d)	To review with the CFO any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

Oversight

(a)	To review the internal audit staff functions, including:

(i)	The purpose, authority and organizational reporting lines;

(ii)	The annual audit plan, budget and staffing; and

(iii)	The appointment and compensation of the controller, if any.

(b)	To review, with the CFO and others, as appropriate, the Company’s internal system of audit controls and the results of internal audits.

(c)	To review and monitor the Company’s major financial risks and risk management policies and the steps taken by management to mitigate those risks.

(d)	To meet at least annually with management (including the CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

(e)	In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

Membership

(a)	The Committee shall consist solely of three or more members of the Board, the majority of which the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.

(b)	Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

(c)	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

(d)	All members of the Committee must be “financially literate” (i.e., have the ability to read and understand a set of financial statements such as a balance sheet, an income statement and a cash flow statement).

Procedures

(a)	The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

(b)	The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

(c)	No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum and provided that a majority of the members must be “independent” or “unrelated”.

(d)	The Committee will meet as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.

(e)	The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of the Company or otherwise determined by resolution of the Board.

(f)	The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

(g)	The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

(h)	The Committee has the authority to communicate directly with the internal and external auditors.

Reports

The Committee shall produce the following reports and provide them to the Board:

(a)	An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(b)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

Item 2: Composition of the Audit Committee

National Instrument 52-110 Audit Committees, (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s Board, reasonably interfere with the exercise of the member’s independent judgment.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The following sets out the members of the audit committee and their education and experience that is relevant to the performance of his responsibilities as an audit committee member.

The current members of the Audit Committee are Scott Ackerman, Doug McFaul and Brent Ackerman, two of whom are independent (Doug McFaul and Brent Ackerman) and all of whom are financially literate as defined by NI 52- 110.

Item 3: Relevant Education and Experience

All members of the Audit Committee are considered financially literate and have been involved in enterprises which publicly report financial results, each of which requires a working understanding of, and ability to analyze and assess, financial information (including financial statements).

Scott Ackerman - Mr. Ackerman is the President and CEO of Emprise Capital Corp. (“Emprise”) a company providing management, restructuring, accounting and financial services to public companies. Mr. Ackerman has been active in the public markets for more than 25 years, having held senior executive roles in various capacities from Investor Relations to Executive Management. In addition, to this role with Emprise, Mr. Ackerman serves as director and/or officer of a number of publicly traded and private “start-up” venture companies, and has experience in all aspects of corporate restructures, both in the US and Canadian jurisdictions, including Chapter 11 processes in the US and Notice of Intent fillings under the Bankruptcy Act in Canada. Mr. Ackerman graduated from the British Columbia Institute of Technology with a diploma in Marketing in 1987.

Doug McFaul – Mr. McFaul brings over 25 years of experience in the financial services and capital markets industries. Mr. McFaul has extensive experience with the operations of public companies, as well as an in-depth understanding of the regulatory requirements, completion of necessary financial statements, raising capital, and shareholder relations.

Mr. McFaul has held numerous board and management positions providing direction and leadership toward the achievement of an organization’s philosophy, mission, strategy, and its annual goals and objectives. Mr. McFaul holds a Bachelor of Business Administration specialized in Finance and has completed the Canadian Securities Course.

Brent Ackerman - In addition to being a licensed acupuncturist and Chinese herbalist and the owner of Blacksheep Acupuncture & Herbs, Mr. Brent Ackerman is also an Organizational Development Advisor and formerly served as Japan Country Manager for Aperian Global, and as a Senior Consultant at People Focus Consulting, Japan. Mr. Brent Ackerman holds a Masters of Science in Oriental Medicine and Acupuncture (Berkeley, CA), a Bachelor of Arts from the University of British Columbia and an MBA from Thunderbird School of Management (Phoenix, AZ).

Item 4: Audit Committee Oversight

At no time during the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor (currently, Davidson & Company LLP, Chartered Professional Accountants) not adopted by the Board.

Item 5: Reliance on Certain Exemptions

During the most recently completed financial year, the Company has not relied on certain exemptions set out in NI 52-110, namely section 2.4 (De Minimus Non-audit Services), subsection 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) (Events Outside Control of Member), subsection 6.1.1(6) (Death, Incapacity or Resignation), and any exemption, in whole or in part, in Part 8 (Exemptions).

Item 6: Pre-Approval Policies and Procedures

The Audit Committee has not adopted formal policies and procedures for the engagement of non-audit services. Subject to the requirements of the NI 52-110, the engagement of non-audit services is considered by, as applicable, the Board and the Audit Committee, on a case by case basis.

Item 7: External Auditor Service Fees (By Category)

The following table sets out the aggregate fees charged to the Company by the external auditor in each of the last two financial years for the category of fees described.

	FYE 2020		FYE 2019
Audit Fees(1)		$10,600		$13,285
Audit-Related Fees(2)	$	nil	$	nil
Tax Fees(3)	$	nil	$	nil
All Other Fees(4)	$	nil	$	nil
Total Fees:		$10,600		$13,285

1.	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees.
2.	“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
3.	“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
4.	“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

Item 8: Exemption

During the most recently completed financial year, the Company relied on the exemption set out in section 6.1 of NI 52-110 with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

APPENDIX “D”

EQUITY INCENTIVE PLANS

D-1

AUSTPRO ENERGY CORPORATION

OMNIBUS EQUITY INCENTIVE PLAN

MAY 19, 2021

(Continued)

6.5	Vesting of PSUs	19
6.6	Settlement of PSUs	19
ARTICLE 7 DEFERRED SHARE UNITS		20
7.1	Granting of DSUs	20
7.2	DSU Account	22
7.3	Vesting of DSUs	22
7.4	Settlement of DSUs.	22
7.5	No Additional Amount or Benefit	22
ARTICLE 8 SHARE-BASED AWARDS		23
8.1	Share-Based Awards	23
ARTICLE 9 ADDITIONAL AWARD TERMS		23
9.1	Dividend Equivalents	23
9.2	Black–out Period	23
9.3	Withholding Taxes	24
9.4	Recoupment	24
ARTICLE 10 TERMINATION OF EMPLOYMENT OR SERVICES		24
10.1	Termination of Employee, Consultant or Director	24
10.2	Discretion to Permit Acceleration	27
ARTICLE 11 EVENTS AFFECTING THE CORPORATION		27
11.1	General	27
11.2	Change in Control	28
11.3	Reorganization of Corporation’s Capital	29
11.4	Other Events Affecting the Corporation	29
11.5	Immediate Acceleration of Awards	30
11.6	Issue by Corporation of Additional Shares	30
11.7	Fractions	30
ARTICLE 12 U.S. TAXPAYERS		30
12.1	Provisions for U.S. Taxpayers	30
12.2	ISOs	31
12.3	ISO Grants to 10% Shareholders	31
12.4	$100,000 Per Year Limitation for ISOs	31
12.5	Disqualifying Dispositions	31
12.6	Section 409A of the Code	32
12.7	Section 83(b) Election	33

(Continued)

12.8	Application of Article 12 to U.S. Taxpayers	33
ARTICLE 13 AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN		33
13.1	Amendment, Suspension, or Termination of the Plan	33
13.2	Shareholder Approval	33
13.3	Permitted Amendments	35
ARTICLE 14 MISCELLANEOUS		35
14.1	Legal Requirement	35
14.2	No Other Benefit	35
14.3	Rights of Participant	36
14.4	Corporate Action	36
14.5	Conflict	36
14.6	Anti–Hedging Policy	36
14.7	Participant Information	36
14.8	Participation in the Plan	36
14.9	International Participants	37
14.10	Successors and Assigns	37
14.11	General Restrictions or Assignment	37
14.12	Severability	37
14.13	Notices	37
14.14	Governing Law	38
14.15	Submission to Jurisdiction	38
SCHEDULE A		39
SCHEDULE B		40
SCHEDULE C		41

AUSTPRO ENERGY CORPORATION

ARTICLE 1

PURPOSE

1.1	Purpose

The purpose of this Plan is to provide the Corporation with a share–related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants of the Corporation and its subsidiaries, to reward such of those Directors, Employees and Consultants as may be granted Awards under this Plan by the Board from time to time for their contributions toward the long– term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long–term investments and proprietary interests in the Corporation.

ARTICLE 2

INTERPRETATION

2.1	Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

(a)	“Affiliate” means any entity that is an “affiliate” for the purposes of National Instrument 45–106 – Prospectus Exemptions of the Canadian Securities Administrators;

(b)	“Award” means any Option, Restricted Share Unit, Performance Share Unit, Deferred Share Unit or Share-Based Awards granted under this Plan which may be denominated or settled in Shares, cash or in such other form as provided herein;

(c)	“Award Agreement” means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under this Plan and which need not be identical to any other such agreements;

(d)	“Board” means the board of directors of the Corporation as it may be constituted from time to time;

(e)	“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Vancouver are open for commercial business during normal banking hours;

(f)	“Canadian Taxpayer” means a Participant that is resident of Canada for purposes of the Tax Act;

(g)	“Cash Fees” has the meaning set forth in Subsection 7.1(a);

(h)	“Cashless Exercise” has the meaning set forth in Subsection 4.5(b);

(i)	“Cause” means, with respect to a particular Participant:

(i)	“cause”(or any similar term) as such term is defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Employee;

(ii)	in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation or “cause” (or any similar term) is not defined in such agreement, “cause” as such term is defined in the Award Agreement; or

(iii)	in the event neither (i) nor (ii) apply, then “cause” as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where (i) an employer may terminate an individual’s employment without notice or pay in lieu thereof or other damages, or (ii) the Corporation or any subsidiary thereof may terminate the Participant’s employment without notice or without pay in lieu thereof or other termination fee or damages, or (iii) the Corporation or any subsidiary thereof may terminate the Participant’s employment without providing the minimum entitlements to notice and, if applicable, severance pay under provincial employment standards legislation;

(j)	“Change in Control” means the occurrence of any one or more of the following events:

(i)	any transaction at any time and by whatever means pursuant to which any Person or any group of two (2) or more Persons acting jointly or in concert hereafter acquires the direct or indirect “beneficial ownership” (as defined in National Instrument 62-104 – Take-over Bids and Issuer Bids of the Canadian Securities Administrators) of, or acquires the right to exercise Control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, including, without limitation, as a result of a take–over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii)	the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Corporation to a Person other than a subsidiary of the Corporation;

(iii)	the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one (1) or more Persons which were Affiliates of the Corporation prior to such event;

(iv)	the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a subsidiary of the Corporation);

(v)	individuals who comprise the Board as of the date hereof (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Corporation’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; or

(vi)	any other event which the Board determines to constitute a change in control of the Corporation;

provided that, notwithstanding clause (i), (ii), (iii) and (iv) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clause(i), (ii), (iii) or (iv) above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Corporation in a transaction contemplated in clause (ii) above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non– Qualifying Transaction” and, following the Non–Qualifying Transaction, references in this definition of “Change in Control” to the “Corporation” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any Award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Taxpayer unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code.

(k)	“Code” means the United States Internal Revenue Code of 1986, as amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder;

(l)	“Committee” has the meaning set forth in Section 3.2;

(m)	“Consultant” means any individual or entity engaged by the Corporation or any subsidiary of the Corporation to render consulting or advisory services (including as a director or officer of any subsidiary of the Corporation), other than as an Employee or Director, and whether or not compensated for such services; provided, however, that at the time any Consultant receives any offer of Award or executes any Award Agreement, such Consultant must be a natural person, and must agree to provide bona fide services to that Corporation that are not in connection with the offer or sale of securities in a capital–raising transaction, and do not directly or indirectly promote or maintain a market for the Corporation’s securities;

(n)	“Control” means the relationship whereby a Person is considered to be “controlled” by a Person if:

(i)	when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such corporation entitling the holder to exercise control and direction in fact over the activities of such corporation;

(ii)	when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and

(iii)	when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust, and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person who controls a corporation, partnership, limited partnership or joint venture will be deemed to Control a corporation, partnership, limited partnership, trust or joint venture which is Controlled by such Person and so on;

(o)	“Control Person” means:

(i)	a Person who holds a sufficient number of the voting rights attached to all outstanding Shares of the Corporation to affect materially the control of the Corporation, and, if a Person holds more than 20 per cent of the voting rights attached to all outstanding Shares of the Corporation, the Person is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the Corporation; or

(ii)	each Person in a combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding Shares of the Corporation to affect materially the control of the Corporation, and, if a combination of Persons holds more than 20 per cent of the voting rights attached to all outstanding Shares of the Corporation, the combination of Persons is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the Corporation;

(p)	“Corporation” means Austpro Energy Corporation, or any successor entity thereof;

(q)	“Date of Grant” means, for any Award, the date specified by the Plan Administrator at the time it grants the Award or if no such date is specified, the date upon which the Award was granted;

(r)	“Deferred Share Unit” or “DSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 7;

(s)	“Director” means a director of the Corporation who is not an Employee;

(t)	“Director Fees” means the total compensation (including annual retainer and meeting fees, if any) paid by the Corporation to a Director in a calendar year for service on the Board;

(u)	“Disabled” or “Disability” means, with respect to a particular Participant:

(i)	“disabled” or “disability” (or any similar terms) as such terms are defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant;

(ii)	in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation, or “disabled” or “disability” (or any similar terms) are not defined in such agreement, “disabled” or “disability” as such term are defined in the Award Agreement; or

(iii)	in the event neither (i) or (ii) apply, then the incapacity or inability of the Participant, by reason of mental or physical incapacity, disability, illness or disease (as determined by a legally qualified medical practitioner or by a court) that prevents the Participant from carrying out his or her normal and essential duties as an Employee, Director or Consultant for a continuous period of six months or for any cumulative period of 180 days in any consecutive twelve month period, the foregoing subject to and as determined in accordance with procedures established by the Plan Administrator for purposes of this Plan;

(v)	“Effective Date” means the effective date of this Plan, being May ____, 2021 subject to the approval of the shareholders of the Corporation;

(w)	“Elected Amount” has the meaning set forth in Subsection 7.1(a);

(x)	“Electing Person” means a Participant who is, on the applicable Election Date, a Director;

(y)	“Election Date” means the date on which the Electing Person files an Election Notice in accordance with Subsection 7.1(b);

(z)	“Election Notice” has the meaning set forth in Subsection 7.1(b);

(aa)	“Employee” means an individual who:

(i)	is considered an employee of the Corporation or a subsidiary of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or

(ii)	works full–time or part–time on a regular weekly basis for the Corporation or a subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation or such subsidiary.

(bb)	“Exchange” means (a) the NEO Exchange, or (b) the primary exchange on which the Shares are then listed, as determined from time to time by the Plan Administrator, if (i) the NEO Exchange is no longer the Corporation’s primary exchange, or (ii) the Shares are not listed on the NEO Exchange;

(cc)	“Exercise Notice” means a notice in writing, signed by a Participant and stating the Participant’s intention to exercise a particular Option;

(dd)	“Exercise Price” means the price at which an Option Share may be purchased pursuant to the exercise of an Option;

(ee)	“Expiry Date” means the expiry date specified in the Award Agreement (which shall not be later than the tenth anniversary of the Date of Grant) or, if not so specified, means the tenth anniversary of the Date of Grant;

(ff)	“In the Money Amount” has the meaning given to it in Subsection 4.5(b);

(gg)	“Insider” means an “insider” as defined in the listing manual of the Exchange from time to time;

(hh)	“Market Price” at any date in respect of the Shares shall be the volume weighted average trading price of Shares on the Exchange for the five trading days immediately preceding the Date of Grant calculated by dividing the total value by the total volume of Shares traded for the relevant period; provided that, for so long as the Shares are listed and posted for trading on the Exchange, the Market Price shall not be less than the market price, as calculated under the policies of the Exchange; and provided, further, that with respect to an Award made to a U.S. Taxpayer such Participant, the class of Shares and the number of Shares subject to such Award shall be identified by the Board or the Committee prior to the start of the applicable five trading day period. In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion and, with respect to an Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code;

(ii)	“Option” means a right to purchase Shares under Article 4 of this Plan that is non– assignable and non–transferable, unless otherwise approved by the Plan Administrator;

(jj)	“Option Shares” means Shares issuable by the Corporation upon the exercise of outstanding Options;

(kk)	“Participant” means a Director, Employee or Consultant to whom an Award has been granted under this Plan;

(ll)	“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, a subsidiary of the Corporation, a division of the Corporation or a subsidiary of the Corporation, or an individual, or may be applied to the performance of the Corporation or a subsidiary of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator in its discretion;

(mm)	“Performance Share Unit” or “PSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 6;

(nn)	“Person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

(oo)	“Plan” means this Omnibus Equity Incentive Plan, as may be amended from time to time;

(pp)	“Plan Administrator” means the Board, or if the administration of this Plan has been delegated by the Board to the Committee pursuant to Section 3.2, the Committee;

(qq)	“PSU Service Year” has the meaning given to it in Section 6.1;

(rr)	“Related Person” means:

(i)	a “related party” as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, of the Corporation;

(ii)	a promoter of Corporation, or, where the promoter is not an individual, an officer, director or Control Person of the promoter; and

(iii)	such other Person as may be designated from time to time by the Exchange;

(ss)	“Restricted Share Unit” or “RSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 5;

(tt)	“Retirement” means, unless otherwise defined in the Participant’s written or other applicable employment agreement or in the Award Agreement, the termination of the Participant’s working career at the age of 67 or such other retirement age, with consent of the Plan Administrator, if applicable, other than on account of the Participant’s termination of service by the Corporation or its subsidiary for Cause and provided that for U.S. Taxpayers such Retirement also constitutes a Separation from Service within the meaning of Section 409A of the Code;

(uu)	“RSU Service Year” has the meaning given to it in Section 5.1.

(vv)	“Section 409A of the Code” or “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs, and other interpretive authority issued thereunder;

(ww)	“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

(xx)	“Security Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to Directors, officers, Employees and/or service providers of the Corporation or any subsidiary of the Corporation, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(yy)	“Separation from Service” means a separation from service within the meaning of Section 409A of the Code;

(zz)	“Share” means one (1) common share in the capital of the Corporation as constituted on the Effective Date or any share or shares issued in replacement of such common share in compliance with Canadian law or other applicable law, and/or one share of any additional class of common shares in the capital of the Corporation as may exist from time to time, or after an adjustment contemplated by Article 12, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

(aaa)	“Share-Based Award” means other types of equity-based or equity-related Awards that may be authorized for issuance and issued pursuant to Article 8;

(bbb)	“subsidiary” means an issuer that is Controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary, or any other entity in which the Corporation has an equity interest and is designated by the Plan Administrator, from time to time, for purposes of this Plan to be a subsidiary;

(ccc)	“Tax Act” has the meaning set forth in Section 4.5(d);

(ddd)	“Termination Date” means, subject to applicable law which cannot be waived:

(i)	in the case of an Employee whose employment with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Employee and the Corporation or a subsidiary of the Corporation as the “Termination Date” (or similar term) in a written employment or other agreement between the Employee and Corporation or a subsidiary of the Corporation, or (ii) if no such written employment or other agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Employee ceases to be an employee of the Corporation or the subsidiary of the Corporation, as the case may be, provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given; and in any event, the “Termination Date” shall be determined without including any period of reasonable notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, severance pay or other damages paid or payable to the Participant;

(ii)	in the case of a Consultant whose agreement or arrangement with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Corporation or the subsidiary of the Corporation, as the “Termination Date” (or similar term) or expiry date in a written agreement between the Consultant and Corporation or a subsidiary of the Corporation, or (ii) if no such written agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Consultant ceases to be a Consultant or a service provider to the Corporation or the subsidiary of the Corporation, as the case may be, or on which the Participant’s agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant’s consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given; in any event, the “Termination Date” shall be determined without including any period of notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, termination fees or other damages paid or payable to the Participant; and

(iii)	in the case of a Director, the date such individual ceases to be a Director, in each case, unless the individual continues to be a Participant in another capacity.

Notwithstanding the foregoing, in the case of a U.S. Taxpayer, a Participant’s “Termination Date” will be the date the Participant experiences a Separation from Service;

(eee)	“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(fff)	“U.S. Person” shall mean a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act (the definition of which includes, but is not limited to, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any partnership or corporation organized outside of the United States by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized, or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts, and (iv) any estate or trust of which any executor or administrator or trustee is a U.S. Person);

(ggg)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(hhh)	“U.S. Taxpayer” shall mean a Participant who, with respect to an Award, is subject to taxation under applicable U.S. tax laws.

2.2	Interpretation

(a)	Whenever the Plan Administrator exercises discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Plan Administrator.

(b)	As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(c)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)	Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e)	Unless otherwise specified, all references to money amounts are to Canadian currency.

(f)	The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

ARTICLE 3

ADMINISTRATION

3.1	Administration

This Plan will be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to:

(a)	determine the individuals to whom grants under the Plan may be made;

(b)	make grants of Awards under the Plan relating to the issuance of Shares (including any combination of Options, Restricted Share Units, Performance Share Units or Deferred Share Units) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including without limitation:

(i)	the time or times at which Awards may be granted;

(ii)	the conditions under which:

(A)	Awards may be granted to Participants; or

(B)	Awards may be forfeited to the Corporation, including any conditions relating to the attainment of specified Performance Goals;

(iii)	the number of Shares to be covered by any Award;

(iv)	the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

(v)	whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

(c)	establish the form or forms of Award Agreements;

(d)	cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

(e)	construe and interpret this Plan and all Award Agreements;

(f)	adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub– plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

(g)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2	Delegation to Committee

(a)	The initial Plan Administrator shall be the Board.

(b)	To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub–delegate to any member(s) of the Committee or any specified officer(s) of the Corporation or its subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub–delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. Any decision made or action taken by the Committee or any sub–delegate arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive and binding on the Corporation and all subsidiaries of the Corporation, all Participants and all other Persons.

3.3	Determinations Binding

Any decision made or action taken by the Board, the Committee or any sub–delegate to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation, the affected Participant(s), their legal and personal representatives and all other Persons.

3.4	Eligibility

All Directors, Employees and Consultants are eligible to participate in the Plan, subject to Section 10.1(f). Participation in the Plan is voluntary and eligibility to participate does not confer upon any Director, Employee or Consultant any right to receive any grant of an Award pursuant to the Plan. The extent to which any Director, Employee or Consultant is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Plan Administrator.

3.5	Plan Administrator Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Plan Administrator shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Plan Administrator. Without limiting the generality of the foregoing, all Awards shall be issued pursuant to the registration requirements of the U.S. Securities Act, or pursuant an exemption or exclusion from such registration requirements. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies.

3.6	Total Shares Subject to Awards

(a)	Subject to adjustment as provided for in Article 11 and any subsequent amendment to this Plan, the aggregate number of Shares reserved for issuance pursuant to Awards granted under this Plan shall not exceed 10% of the Corporation’s total issued and outstanding Shares from time to time. This Plan is considered an “evergreen” plan, since the shares covered by Awards which have been settled, exercised or terminated shall be available for subsequent grants under the Plan and the number of Awards available to grant increases as the number of issued and outstanding Shares increases.

(b)	To the extent any Awards (or portion(s) thereof) under this Plan terminate or are cancelled for any reason prior to exercise in full, or are surrendered or settled by the Participant, any Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan.

(c)	Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity–based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

3.7	Limits on Grants of Awards

Notwithstanding anything in this Plan:

(a)	the aggregate number of Shares:

(i)	issuable to Insiders at any time, under all of the Corporation’s Security– Based Compensation Arrangements, shall not exceed ten percent (10%) of the Corporation’s issued and outstanding Shares; and

(ii)	issued to Insiders within any one (1) year period, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed ten percent (10%) of the Corporation’s issued and outstanding Shares, provided that the acquisition of Shares by the Corporation for cancellation shall be disregarded for the purposes of determining non–compliance with this Section 3.7 for any Awards outstanding prior to such purchase of Shares for cancellation; and

(b)	(i) the Plan Administrator shall not make grants of Awards to Directors if, after giving effect to such grants of Awards, the aggregate number of Shares issuable to Directors, at the time of such grant, under all of the Corporation’s Security Based Compensation Arrangements would exceed 1% of the issued and outstanding Shares on a non–diluted basis, and (ii) within any one financial year of the Corporation, (A) the aggregate fair value on the Date of Grant of all Options granted to any one Director shall not exceed $100,000, and (B) the aggregate fair market value on the Date of Grant of all Awards (including, for greater certainty, the fair market value of the Options) granted to any one Director under all of the Corporation’s Security Based Compensation Arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) Awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one–time initial grant to a Director upon such Director joining the Board.

(c)	The aggregate number of Shares issuable to Related Persons pursuant to Awards granted and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Shares then outstanding. The aggregate number of Shares issued to Related Persons pursuant to Awards and all other security based compensation arrangements, within a one-year period, shall not exceed 10% of the total number of Shares then outstanding. The total number of Shares which may be issued or issuable to any one Related Person and the associates of the Related Person under the Plan and all other security based compensation arrangements within any one-year period shall not exceed 5% of the Shares then outstanding. So long as the Corporation is listed on the NEO, the aggregate number of Shares issued or issuable to persons providing investor relations activities (as defined in NEO policies) as compensation within a one-year period, shall not exceed 1% of the total number of Shares then outstanding. For the purposes of this Section, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Award.

3.8	Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, an Award Agreement to a Participant granted an Award pursuant to this Plan.

3.9	Non–transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon death of a Participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one (1) year from the Participant’s death.

ARTICLE 4

OPTIONS

4.1	Granting of Options

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2	Exercise Price

The Plan Administrator will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the Market Price on the Date of Grant.

4.3	Term of Options

Subject to any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date.

4.4	Vesting and Exercisability

(a)	The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Options.

(b)	Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant. Each vested Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable.

(c)	Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.

(d)	The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in this Section 4.4, such as vesting conditions relating to the attainment of specified Performance Goals.

4.5	Payment of Exercise Price

(a)	Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, the Exercise Notice must be accompanied by payment of the Exercise Price. The Exercise Price must be fully paid by certified cheque, wire transfer, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the Exercise Price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, (ii) through the cashless exercise process set out in Section 4.5(b), or (iii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Securities Laws, or any combination of the foregoing methods of payment.

(b)	Unless otherwise specified by the Plan Administrator and set forth in the particular Award Agreement, if permitted by the Plan Administrator, a Participant may, in lieu of exercising an Option pursuant to an Exercise Notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Market Price of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Shares (the “In–the–Money Amount”), by written notice to the Corporation indicating the number of Options such Participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to Section 9.3, the Corporation shall satisfy payment of the In–the–Money Amount by delivering to the Participant such number of Shares (rounded down to the nearest whole number) having a fair market value equal to the In–the–Money Amount.

(c)	No Shares will be issued or transferred until full payment therefor has been received by the Corporation, or arrangements for such payment have been made to the satisfaction of the Plan Administrator.

(d)	If a Participant surrenders Options through a Cashless Exercise pursuant to Section 4.5(b), to the extent that such Participant would be entitled to a deduction under paragraph 110(1)(d) of the Income Tax Act (Canada) (the “Tax Act”) in respect of such surrender if the election described in subsection 110(1.1) of the Tax Act were made and filed (and the other procedures described therein were undertaken) on a timely basis after such surrender, the Corporation will cause such election to be so made and filed (and such other procedures to be so undertaken).

ARTICLE 5

RESTRICTED SHARE UNITS

5.1	Granting of RSUs

(a)	The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “RSU Service Year”). The terms and conditions of each RSU grant may be evidenced by an Award Agreement. Each RSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 5.4(a)), upon the settlement of such RSU.

(b)	The number of RSUs (including fractional RSUs) granted at any particular time pursuant to this Article 5 will be calculated by dividing (i) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the greater of (A) the Market Price of a Share on the Date of Grant; and (B) such amount as determined by the Plan Administrator in its sole discretion.

5.2	RSU Account

All RSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

5.3	Vesting of RSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A, with respect to a U.S. Taxpayer.

5.4	Settlement of RSUs

(a)	The Plan Administrator shall have the sole authority to determine the settlement terms applicable to the grant of RSUs, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Subject to Section 12.6(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any RSU, the Participant shall redeem each vested RSU for the following at the election of the Participant but subject to the approval of the Plan Administrator:

(i)	one fully paid and non–assessable Share issued from treasury to the Participant or as the Participant may direct,

(ii)	a cash payment, or

(iii)	a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above.

(b)	Any cash payments made under this Section 5.4 by the Corporation to a Participant in respect of RSUs to be redeemed for cash shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested RSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within.

(d)	Notwithstanding any other terms of this Plan but, in the case of a U.S. Taxpayer, subject to Section 12.6(d) below and except, in the case of a U.S. Taxpayer, as otherwise provided in an Award Agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU, under this Section 5.4 any later than the final Business Day of the third calendar year following the applicable RSU Service Year.

ARTICLE 6

PERFORMANCE SHARE UNITS

6.1	Granting of PSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “PSU Service Year”). The terms and conditions of each PSU grant shall be evidenced by an Award Agreement, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Each PSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 6.6(a)), upon the achievement of such Performance Goals during such performance periods as the Plan Administrator shall establish.

6.2	Terms of PSUs

The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a Participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement.

6.3	Performance Goals

The Plan Administrator will issue Performance Goals prior to the Date of Grant to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. Following the Date of Grant, the Plan Administrator may modify the Performance Goals as necessary to align them with the Corporation’s corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or other agreement with a Participant. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement.

6.4	PSU Account

All PSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

6.5	Vesting of PSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable.

6.6	Settlement of PSUs

(a)	The Plan Administrator shall have the authority to determine the settlement terms applicable to the grant of PSUs provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Subject to Section 12.6(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any PSU, the Participant shall redeem each vested PSU for the following at the election of the Participant but subject to the approval of the Plan Administrator:

(i)	one fully paid and non–assessable Share issued from treasury to the Participant or as the Participant may direct,

(ii)	a cash payment, or

(iii)	a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above.

(b)	Any cash payments made under this Section 6.6 by the Corporation to a Participant in respect of PSUs to be redeemed for cash shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested PSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within.

(d)	Notwithstanding any other terms of this Plan but, in the case of a U.S. Taxpayer, subject to Section 12.6(d) below and except, in the case of a U.S. Taxpayer, as otherwise provided in an Award Agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU, under this Section 6.6 any later than the final Business Day of the third calendar year following the applicable PSU Service Year.

ARTICLE 7

DEFERRED SHARE UNITS

7.1	Granting of DSUs

(a)	The Board may fix from time to time a portion of the Director Fees that is to be payable in the form of DSUs. In addition, each Electing Person is given, subject to the conditions stated herein, the right to elect in accordance with Section 7.1(b) to participate in the grant of additional DSUs pursuant to this Article 7. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 7 shall receive their Elected Amount (as that term is defined below) in the form of DSUs. The “Elected Amount” shall be an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that would otherwise be paid in cash (the “Cash Fees”).

(b)	Each Electing Person who elects to receive their Elected Amount in the form of DSUs will be required to file a notice of election in the form of Schedule A hereto (the “Election Notice”) with the Chief Financial Officer of the Corporation: (i) in the case of an existing Electing Person, by December 31st in the year prior to the year to which such election is to apply (other than for Director Fees payable for the 2021 financial year, in which case any Electing Person who is not a U.S. Taxpayer as of the date of this Plan shall file the Election Notice by the date that is 30 days from the Effective Date with respect to compensation paid for services to be performed after such date); and (ii) in the case of a newly appointed Electing Person who is not a U.S. Taxpayer, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. In the case of the first year in which an Electing Person who is a U.S. Taxpayer first becomes an Electing Person under the Plan (or any plan required to be aggregated with the Plan under Section 409A), an initial Election Notice may be filed within 30 days of such appointment only with respect to compensation paid for services to be performed after the end of the 30–day election period. If no election is made within the foregoing time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of his or her Cash Fees in cash.

(c)	Subject to Subsection 7.1(d), the election of an Electing Person under Subsection 7.1(b) shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice. In the case of an Electing Person who is a U.S. Taxpayer, his or her election under Section 7.1(b) shall be deemed to apply to all Cash Fees that are earned after the Election Date. An Electing Person is not required to file another Election Notice for subsequent calendar years

(d)	Each Electing Person who is not a U.S. Taxpayer is entitled once per calendar year to terminate his or her election to receive DSUs by filing with the Chief Financial Officer of the Corporation a termination notice in the form of Schedule B. Such termination shall be effective immediately upon receipt of such notice, provided that the Corporation has not imposed a “black–out” on trading. Thereafter, any portion of such Electing Person’s Cash Fees payable or paid in the same calendar year and, subject to complying with Subsection 7.1(b), all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates his or her participation in the grant of DSUs pursuant to this Article 7, he or she shall not be entitled to elect to receive the Elected Amount, or any other amount of his or her Cash Fees in DSUs again until the calendar year following the year in which the termination notice is delivered. An election by a U.S. Taxpayer to receive the Elected Amount in DSUs for any calendar year (or portion thereof) is irrevocable for that calendar year after the expiration of the election period for that year and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the termination notice in the form of Schedule A is delivered.

(e)	Any DSUs granted pursuant to this Article 7 prior to the delivery of a termination notice pursuant to Section 7.1(d) shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan.

(f)	The number of DSUs (including fractional DSUs) granted at any particular time pursuant to this Article 7 will be calculated by dividing (i) the amount of Director Fees that are to be paid as DSUs, as determined by the Plan Administrator or Director Fees that are to be paid in DSUs (including any Elected Amount), by (ii) the Market Price of a Share on the Date of Grant.

(g)	In addition to the foregoing, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant.

7.2	DSU Account

All DSUs received by a Participant (which, for greater certainty includes Electing Persons) shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

7.3	Vesting of DSUs

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, DSUs shall vest immediately upon grant.

7.4	Settlement of DSUs

(a)	DSUs shall be settled on the date established in the Award Agreement; provided, however that if there is no Award Agreement or the Award Agreement does not establish a date for the settlement of the DSUs, then, for a Participant who is not a U.S. Taxpayer the settlement date shall be the date determined by the Participant (which date shall not be earlier than the Termination Date or later than the end of the first calendar year commending after the Termination Date), and for a Participant who is a U.S. taxpayer, the settlement date shall be the date determined by the Participant in accordance with the Election Notice (which date shall not be earlier than the “separation from service” (within the meaning of Section 409A)). On the settlement date for any DSU, the Participant shall redeem each vested DSU for:

(i)	one fully paid and non–assessable Share issued from treasury to the Participant or as the Participant may direct; or

(i)	at the election of the Participant and subject to the approval of the Plan Administrator, a cash payment.

(b)	Any cash payments made under this Section 7.4 by the Corporation to a Participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested DSUs may be made through the Corporation’s payroll or in such other manner as determined by the Corporation.

7.5	No Additional Amount or Benefit

For greater certainty, neither a Participant to whom DSUs are granted nor any person with whom such Participant does not deal at arm’s length (for purposes of the Tax Act) shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the Market Price of the Shares to which the DSUs relate.

ARTICLE 8

SHARE-BASED AWARDS

8.1	Share-Based Awards

The Plan Administrator may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, including, but not limited to, being subject to performance criteria, or in satisfaction of such obligations, as the Plan Administrator shall determine. Such Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares.

ARTICLE 9

ADDITIONAL AWARD TERMS

9.1	Dividend Equivalents

(a)	Unless otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, an Award of RSUs, PSUs and DSUs shall include the right for such RSUs, PSUs and DSUs be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first Business Day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s account shall vest in proportion to the RSUs, PSUs and DSUs to which they relate, and shall be settled in accordance with Subsections 5.4, 6.6, and 7.4 respectively.

(b)	The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

9.2	Black–out Period

In the event that an Award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry of such Award will be the date that is 10 Business Days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

9.3	Withholding Taxes

Notwithstanding any other terms of this Plan, the granting, vesting or settlement of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless such withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances, the Plan Administrator may require that a Participant pay to the Corporation such amount as the Corporation or a subsidiary of the Corporation is obliged to withhold or remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or a subsidiary of the Corporation, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation or any Affiliate may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Affiliate to the Participant, (b) require the sale, on behalf of the applicable Participant, of a number of Shares issued upon exercise, vesting, or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount, or (c) enter into any other suitable arrangements for the receipt of such amount.

9.4	Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or the relevant subsidiary of the Corporation, or as set out in the Participant’s employment agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Exchange. The Plan Administrator may at any time waive the application of this Section 9.4 to any Participant or category of Participants.

ARTICLE 10

TERMINATION OF EMPLOYMENT OR SERVICES

10.1	Termination of Employee, Consultant or Director

Subject to Section 10.2, unless otherwise determined by the Plan Administrator or as set forth in an employment agreement, Award Agreement or other written agreement:

(a)	where a Participant’s employment, consulting agreement or arrangement is terminated or the Participant ceases to hold office or his or her position, as applicable, by reason of voluntary resignation by the Participant or termination by the Corporation or a subsidiary of the Corporation for Cause, then any Option or other Award held by the Participant that has not been exercised, surrendered or settled as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date;

(b)	where a Participant’s employment, consulting agreement or arrangement is terminated by the Corporation or a subsidiary of the Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice) then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Options may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, that is held by a Participant who is not a U.S. Taxpayer, such Award will be settled within 90 days after the Termination Date. In the case of vested Awards of a U.S. Taxpayer, vested RSUs will be settled within 90 days after the Termination Date, vested DSUs will be settled in accordance with the Participant’s DSU Election Notice (Schedule A hereto), and PSUs that become vested as a result of this Section 10.1(b) will be settled within 90 days after the Termination Date, provided that in all cases such PSUs will be settled by March 15th of the year immediately following the calendar year in which the Termination Date occurs;

(c)	where a Participant’s employment, consulting agreement or arrangement terminates on account of his or her becoming Disabled, then any Award held by the Participant that has not vested as of the date of the Participant’s Termination Date shall vest on such date. Any vested Option may be exercised by the Participant at any time until the Expiry Date of such Option. Any vested Award other than an Option, that is held by a Participant that is not a U.S. Taxpayer, will be settled within 90 days after the Termination Date. In the case of vested Awards of a U.S. Taxpayer, vested RSUs will be settled within 90 days after the Termination Date, vested DSUs will be settled in accordance with the Participant’s DSU Election Notice (Schedule A hereto), and PSUs that become vested as a result of this Section 10.1(c) will be settled within 90 days after the Termination Date, provided that in all cases such PSUs will be settled by March 15th of the year immediately following the calendar year in which the Termination Date occurs;

(d)	where a Participant’s employment, consulting agreement or arrangement is terminated by reason of the death of the Participant, then any Award that is held by the Participant that has not vested as of the date of the death of such Participant shall vest on such date. Any vested Option may be exercised by the Participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the first anniversary of the date of the death of such Participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, that is held by a Participant that is not a U.S. Taxpayer, such Award will be settled with the Participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the Participant’s death. In the case of vested Awards of a U.S. Taxpayer, vested RSUs will be settled within 90 days after the date of death, vested DSUs will be settled in accordance with the Participant’s Election Notice (Schedule A hereto), and PSUs that become vested as a result of this Section 10.1(d) will be settled within 90 days after the date of death, provided that in all cases such PSUs will be settled by March 15th of the year immediately following the calendar year in which the death occurs;

(e)	where a Participant’s employment, consulting agreement or arrangement is terminated due to the Participant’s Retirement, then (i) any outstanding Award that vests or becomes exercisable based solely on the Participant remaining in the service of the Corporation or its subsidiary will become 100% vested, and (ii) any outstanding Award that vests based on the achievement of Performance Goals and that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such Performance Goals. Any vested Option may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the third anniversary of the Participant’s date of Retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option that is described in (i), such Award will be settled within 90 days after the Participant’s Retirement. In the case of a vested Award other than an Option that is described in (ii), such Award will be settled at the same time the Award would otherwise have been settled had the Participant remained in active service with the Corporation or its subsidiary. Notwithstanding the foregoing, if, following his or her Retirement, the Participant commences (the “Commencement Date”) employment, consulting or acting as a director of the Corporation or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any Person that carries on or proposes to carry on a business competitive with the Corporation or any of its subsidiaries, any Option or other Award held by the Participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date;

(f)	a Participant’s eligibility to receive further grants of Options or other Awards under this Plan ceases as of:

(i)	the date that the Corporation or a subsidiary of the Corporation, as the case may be, provides the Participant with written notification that the Participant’s employment, consulting agreement or arrangement is terminated, notwithstanding that such date may be prior to the Termination Date; or

(ii)	the date of the death, Disability or Retirement of the Participant;

(g)	notwithstanding Subsection 10.1(b), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, but with due regard for Section 409A, Options or other Awards are not affected by a change of employment or consulting agreement or arrangement, or directorship within or among the Corporation or a subsidiary of the Corporation for so long as the Participant continues to be a Director, Employee or Consultant, as applicable, of the Corporation or a subsidiary of the Corporation; and

(h)	for greater clarity, except as otherwise provided in an applicable Award Agreement or employment agreement, and notwithstanding any other provision of this Section 10.1, in the case of an Award (other than an Option or DSU) that is granted to a U.S. Taxpayer and that becomes vested (in whole or in part) pursuant to this Section 10.1 upon the Participant’s Termination Date, such Award will, subject to Section 12.6(d), be settled as soon as administratively practicable following the Participant’s Termination Date but in no event later than 90 days following the Participant’s Termination Date, provided that if such Award is a PSU, settlement will occur no later than March 15th of the year immediately following the calendar year in which the Termination Date occurs. In the case of an Award (other than an Option or DSU) granted to a U.S. Taxpayer that remains eligible to vest (in whole or in part) following a Participant’s termination of service based upon the achievement of one or more Performance Goals, such Award will be settled at the earlier of (i) the originally scheduled settlement date at the end of the performance period (to the extent Performance Goals are achieved) and (ii) the date on which performance vesting conditions are waived, or are deemed satisfied pursuant to the terms of the Applicable Award Agreement. DSUs will be settled in accordance with the U.S. Taxpayer’s DSU Election Notice (Schedule A hereto).

10.2	Discretion to Permit Acceleration

Notwithstanding the provisions of Section 10.1, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Section, or in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator, taking into consideration the requirements of Section 409A of the Code, to the extent applicable, with respect to Awards of U.S. Taxpayers.

ARTICLE 11

EVENTS AFFECTING THE CORPORATION

11.1	General

The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 11 would have an adverse effect on this Plan or on any Award granted hereunder.

11.2	Change in Control

Except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant:

(a)	Subject to this Section 11.2, but notwithstanding anything else in this Plan or any Award Agreement, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights, then such Award may be terminated by the Corporation without payment); (iv) the replacement of such Award with other rights or property selected by the Board of Directors in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing. In taking any of the actions permitted under this Section 11.2(a), the Plan Administrator will not be required to treat all Awards similarly in the transaction. Notwithstanding the foregoing, in the case of Options held by a Canadian Taxpayer, the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection 11.2(a)) any property in connection with a Change in Control other than rights to acquire shares or units of a “mutual fund trust” (as defined in the Tax Act), of the Corporation or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted.

(b)	Notwithstanding Section 10.1, and except as otherwise provided in a written employment or other agreement between the Corporation or a subsidiary of the Corporation and a Participant, if within 12 months following the completion of a transaction resulting in a Change in Control, a Participant’s employment, consultancy or directorship is terminated by the Corporation or a subsidiary of the Corporation without Cause:

(i)	any unvested Awards held by the Participant at the Termination Date shall immediately vest; and

(ii)	any vested Awards of Participants may, subject to Sections 5.4(d) and 6.6(d) (where applicable), be exercised, surrendered or settled by such Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the date that is 90 days after the Termination Date, provided that any vested Awards (other than Options) granted to U.S. Taxpayers will be settled within 90 days of the Participant’s “separation from service”. Any Award that has not been exercised, surrendered or settled at the end of such period will be immediately forfeited and cancelled.

(c)	Notwithstanding Subsection 11.2(a) and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Corporation may terminate all of the Awards, other than an Option held by a Canadian Taxpayer for the purposes of the Tax Act, granted under this Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such Participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. Taxpayers will be settled within 90 days of the Change in Control.

(d)	It is intended that any actions taken under this Section 11.2 will comply with the requirements of Section 409A of the Code with respect to Awards granted to U.S. Taxpayers.

11.3	Reorganization of Corporation’s Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

11.4	Other Events Affecting the Corporation

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number and/or type of Shares that may be acquired, or by reference to which such Awards may be settled, on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

11.5	Immediate Acceleration of Awards

In taking any of the steps provided in Sections 11.3 and 11.4, the Plan Administrator will not be required to treat all Awards similarly and where the Plan Administrator determines that the steps provided in Sections 11.3 and 11.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required to, permit the immediate vesting of any unvested Awards, provided that any such adjustments or acceleration of vesting undertaken pursuant to sections 11.3, 11.4 or 11.5 shall be undertaken only to the extent they will not result in adverse tax consequences under Section 409A of the Code.

11.6	Issue by Corporation of Additional Shares

Except as expressly provided in this Article 11, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Awards.

11.7	Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this Article 11 or a dividend equivalent, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

ARTICLE 12

U.S. TAXPAYERS

12.1	Provisions for U.S. Taxpayers

Options granted under this Plan to U.S. Taxpayers may be non–qualified stock options or incentive stock options qualifying under Section 422 of the Code (“ISOs”). Each Option shall be designated in the Award Agreement as either an ISO or a non–qualified stock option. If an Award Agreement fails to designate an Option as either an ISO or non–qualified stock option, the Option will be a non–qualified stock option. The Corporation shall not be liable to any Participant or to any other Person if it is determined that an Option intended to be an ISO does not qualify as an ISO. Non– qualified stock options will be granted to a U.S. Taxpayer only if (i) such U.S. Taxpayer performs services for the Corporation or any corporation or other entity in which the Corporation has a direct or indirect controlling interest or otherwise has a significant ownership interest, as determined under Section 409A, such that the Option will constitute an option to acquire “service recipient stock” within the meaning of Section 409A, or (ii) such option otherwise is exempt from Section 409A.

12.2	ISOs

Subject to any limitations in Section 3.6, the aggregate number of Shares reserved for issuance in respect of granted ISOs shall not exceed 10,000,000 Shares, and the terms and conditions of any ISOs granted to a U.S. Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Plan Administrator from time to time in accordance with this Plan. At the discretion of the Plan Administrator, ISOs may only be granted to an individual who is an employee of the Corporation, or of a “parent corporation” or “subsidiary corporation” of the Corporation, as such terms are defined in Sections 424(e) and (f) of the Code.

12.3	ISO Grants to 10% Shareholders

Notwithstanding anything to the contrary in this Plan, if an ISO is granted to a person who owns shares representing more than 10% of the voting power of all classes of shares of the Corporation or of a “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code, on the Date of Grant, the term of the Option shall not exceed five years from the time of grant of such Option and the Exercise Price shall be at least 110% of the Market Price of the Shares subject to the Option.

12.4	$100,000 Per Year Limitation for ISOs

To the extent the aggregate Market Price as at the Date of Grant of the Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation and any “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code) exceeds US$100,000, such excess ISOs shall be treated as non–qualified stock options.

12.5	Disqualifying Dispositions

Each person awarded an ISO under this Plan shall notify the Corporation in writing immediately after the date he or she makes a disposition or transfer of any Shares acquired pursuant to the exercise of such ISO if such disposition or transfer is made (a) within two years from the Date of Grant or (b) within one year after the date such person acquired the Shares. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the person in such disposition or other transfer. The Corporation may, if determined by the Plan Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable person until the end of the later of the periods described in (a) or (b) above, subject to complying with any instructions from such person as to the sale of such Shares.

12.6	Section 409A of the Code

(a)	This Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. Any reference in this Plan to Section 409A of the Code shall also include any regulation promulgated thereunder or any other formal guidance issued by the Internal Revenue Service with respect to Section 409A of the Code. Each Award shall be construed and administered such that the Award either (A) qualifies for an exemption from the requirements of Section 409A of the Code or (B) satisfies the requirements of Section 409A of the Code. If an Award is subject to Section 409A of the Code, (I) distributions shall only be made in a manner and upon an event permitted under section 409A of the Code, (II) payments to be made upon a termination of employment or service shall only be made upon a “separation from service” under Section 409A of the Code, (III) unless the Award specifies otherwise, each installment payment shall be treated as a separate payment for purposes of Section 409A of the Code, and (IV) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with Section 409A of the Code. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Corporation reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code. In no event will the Corporation or any of its subsidiaries or Affiliates be liable for any tax, interest or penalties that may be imposed on a Participant under Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

(b)	All terms of the Plan that are undefined or ambiguous must be interpreted in a manner that complies with Section 409A of the Code if necessary to comply with Section 409A of the Code.

(c)	The Plan Administrator, in its sole discretion, may permit the acceleration of the time or schedule of payment of a U.S. Taxpayer’s vested Awards in the Plan under circumstances that constitute permissible acceleration events under Section 409A of the Code.

(d)	Notwithstanding any provisions of the Plan to the contrary, in the case of any “specified employee” within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non–qualified deferred compensation under Section 409A of the Code made in connection with a “separation from service” within the meaning set forth in Section 409A of the Code may not be made prior to the date which is six months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such six–month anniversary of such separation from service.

12.7	Section 83(b) Election

If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Shares subject to vesting or other forfeiture conditions, the Participant shall be required to promptly file a copy of such election with the Corporation.

12.8	Application of Article 12 to U.S. Taxpayers

For greater certainty, the provisions of this Article 12 shall only apply to U.S. Taxpayers.

ARTICLE 13

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

13.1	Amendment, Suspension, or Termination of the Plan

A majority of the members of the Board, other than directors that would receive, or would be eligible to receive, a material benefit resulting from the amendment, may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion determines appropriate, provided, however, that:

(a)	no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements; and

(b)	any amendment that would cause an Award held by a U.S. Taxpayer to be subject to income inclusion under Section 409A of the Code shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained.

13.2	Shareholder Approval

Notwithstanding Section 13.1 and subject to any rules of the Exchange, approval of the holders of Shares, excluding holders of Shares that would receive, or would be eligible to receive, a material benefit resulting from the following actions, shall be required for any amendment, modification or change that:

(a)	increases the maximum number of Shares issuable where, following the increase, the total number of Shares issuable under the Plan is equal to or greater than 10% of the securities of the Corporation (calculated on a non-diluted basis) outstanding as of the date the Plan was last approved by holders of Shares;

(b)	a re-pricing of an Award benefiting a Related Person of the Corporation;

(c)	an extension of the term of an Award benefiting a Related Person of the Corporation;

(d)	an extension of the term of an Award, where the exercise price is lower than the Market Price;

(e)	any amendment to remove or to exceed the limits set out in the Plan on Awards available to Related Persons of the Corporation;

(f)	amendments to an amending provision within the Plan;

(g)	increases or removes the 10% limits on Shares issuable or issued to Insiders as set forth in Subsection 3.7(a);

(h)	reduces the exercise price of an Option Award (for this purpose, a cancellation or termination of an Option Award of a Participant prior to its Expiry Date for the purpose of reissuing an Option Award to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option Award) except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(i)	extends the term of an Option Award beyond the original Expiry Date (except where an Expiry Date would have fallen within a blackout period applicable to the Participant or within 10 Business Days following the expiry of such a blackout period);

(j)	any amendment to an entitlement to an individual Award;

(k)	permits an Option Award to be exercisable beyond 10 years from its Date of Grant (except where an Expiry Date would have fallen within a blackout period of the Corporation);

(l)	increases or removes the limits on the participation of Directors;

(m)	permits Awards to be transferred to a Person in circumstances other than those specified under Section 3.9;

(n)	changes the eligible participants of the Plan;

(o)	propose to amend any material term of this Plan, such proposed amendment having first received the approval of a majority of the Board of the Corporation; or

(p)	deletes or reduces the range of amendments which require approval of shareholders under this Section 13.2.

13.3	Permitted Amendments

Without limiting the generality of Section 13.1, but subject to Section 13.2, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(a)	making any amendments to the general vesting provisions of each Award;

(b)	making any amendments to the provisions set out in Article 10;

(c)	making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

(d)	making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Directors; or

(e)	making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

ARTICLE 14
MISCELLANEOUS

14.1	Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its sole discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed.

14.2	No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

14.3	Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as an Employee, Consultant or Director. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

14.4	Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award.

14.5	Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of the Award Agreement shall govern. In the event of any conflict between or among the provisions of this Plan or any Award Agreement, on the one hand, and a Participant’s employment agreement with the Corporation or a subsidiary of the Corporation, as the case may be, on the other hand, the provisions of the employment agreement or other written agreement shall prevail.

14.6	Anti–Hedging Policy

By accepting an Award each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards.

14.7	Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

14.8	Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and Directors and they are advised to consult with their own tax advisors.

14.9	International Participants

With respect to Participants who reside or work outside Canada and the United States, the Plan Administrator may, in its sole discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub–plans to reflect such amended or otherwise modified provisions.

14.10	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its subsidiaries.

14.11	General Restrictions or Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator.

14.12	Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

14.13	Notices

All written notices to be given by a Participant to the Corporation shall be delivered personally, e– mail or mail, postage prepaid, addressed as follows:

1600-609 Granville Street, V7Y 1C3
Vancouver, British Columbia

Attention: Scott  Ackerman,  CEO,  CFO

Email: sackerman@emprisecapital.com
Telephone: (778) 331-8508

All notices to a Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e–mail, on the date of delivery, and if sent by mail, on the fifth Business Day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

14.14	Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without any reference to conflicts of law rules.

14.15	Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating in any way to the Plan, including, without limitation, with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

SCHEDULE A

OMNIBUS EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Plan, I hereby elect to participate in the grant of DSUs pursuant to Article 7 of the Plan and to receive _____% of my Cash Fees in the form of DSUs.

If I am a U.S. Taxpayer, I hereby further elect for any DSUs subject to this Election Notice to be settled on the later of (i) my “separation from service” (within the meaning of Section 409A) or (ii) _______________________.

I confirm that:

(a)	I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them.

(b)	I recognize that when DSUs credited pursuant to this election are redeemed in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time.

(c)	The value of DSUs is based on the value of the Shares of the Corporation and therefore is not guaranteed.

(d)	To the extent I am a U.S. taxpayer, I understand that this election is irrevocable for the calendar year to which it applies and that any revocation or termination of this election after the expiration of the election period will not take effect until the first day of the calendar year following the year in which I file the revocation or termination notice with the Corporation.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan’s text.

Date:
(Name of Participant)

(Signature of Participant)

SCHEDULE B

OMNIBUS EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUS

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the date hereof shall be paid in DSUs in accordance with Article 7 of the Plan.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Name of Participant)

(Signature of Participant)

Note: An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

SCHEDULE C

OMNIBUS EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUS (U.S. TAXPAYERS)

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the effective date of this termination notice shall be paid in DSUs in accordance with Article 5 of the Plan.

I understand that this election to terminate receipt of additional DSUs will not take effect until the first day of the calendar year following the year in which I file this termination notice with the Corporation.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Name of Participant)

(Signature of Participant)

Note: An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

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